File No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FORM S-3
REGISTRATION STATEMENT
Under the Securities Act of 1933
EZCORP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	74-2540145 (I.R.S. Employer Identification Number)
1901 CAPITAL PARKWAY
AUSTIN, TEXAS 78746
(512) 314-3400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Connie Kondik	Copies to:
General Counsel EZCORP, Inc. 1901 Capital Parkway Austin, Texas 78746 Telephone: (512) 314-3400 Facsimile: (512) 314-3463	Lee Polson Strasburger & Price, LLP 600 Congress Avenue, Suite 1600 Austin, Texas 78701 Telephone: (512)-499-3600 Facsimile: (512) 499-3660
Name, address, including zip code, and telephone number, including area code, of agent for service
Approximate dates of commencement of proposed sale to public: From time to time after this registration statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
CALCULATION OF REGISTRATION FEE

Proposed
Title of each class		maximum	Proposed maximum
of securities	Amount to be	offering price per	aggregate offering	Amount of
to be registered	registered (1)	unit	price	registration fee
Class A Non-Voting Common Stock	1,625,015	$13.59 (2)	$22,083,953.85	$867.90

(1)	Pursuant to Rule 416 under the Securities Act of 1933 (the “Securities Act”), this registration statement shall be deemed to cover or to proportionally increase or reduce, as applicable, an indeterminate number of shares of Class A Non-voting Common Stock of the Registrant issuable in the event the number of shares of the Registrant is increased, or reduced, as applicable, by reason of any stock split, reverse stock split, stock dividend or other similar transaction.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) promulgated under the Securities Act, on the basis of the average of the high and low prices of the Registrant’s common stock as reported by the NASDAQ Global Select Market on June 18, 2008.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where an offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 23, 2008
PROSPECTUS
EZCORP, INC.
1,625,015 Shares of Class A Non-Voting Common Stock
This prospectus relates to 1,625,015 shares of Class A Non-voting Common Stock of EZCORP, Inc., a Delaware corporation (“EZCORP”), that may be offered and sold from time to time by the several selling stockholders. The selling stockholders will receive the Class A Non-voting Common Stock in the merger of Value Merger Sub, Inc., a Florida corporation and wholly owned subsidiary of EZCORP (“Merger Sub”), with and into Value Financial Services, Inc., a Florida corporation (“VFS”). See “The Merger and Merger Agreement” for a description of the merger.
The registration of the shares does not necessarily mean that any of the shares will be offered or sold by any of the selling stockholders. EZCORP will receive no proceeds of any sale of shares, but will incur expenses in connection with the registration of these shares.
EZCORP’s Class A Non-voting Common Stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “EZPW.” On June 18, 2008, the closing sale price of the Class A Non-voting Common Stock was $13.53 per share.
See “Risk Factors” beginning on page 8 of this Prospectus for a description of risk factors that should be considered by purchasers of our Class A Non-voting Common Stock.
These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is June 23, 2008

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EZCORP, INC.
1901 Capital Parkway
Austin, Texas 78746
(512) 314-3400
1. ABOUT THIS PROSPECTUS
The following summary highlights information contained in this prospectus or incorporated by reference. While we have included what we believe to be the most important information about us and this offering, the following summary may not contain all the information that may be important to you. For a complete understanding of our business, the Merger and this offering, you should read this entire prospectus carefully and the information to which we refer you and the information incorporated into this prospectus by reference. Unless the context requires otherwise, in this prospectus the terms “EZCORP,” “we,” “us” and “our” refer to EZCORP, Inc., a Delaware corporation. References to “selling stockholders” refers to those stockholders listed herein under the heading “Selling Stockholders” on page 11, who may sell shares from time to time as described in this prospectus.
2. SUMMARY
On June 5, 2008, we entered into a definitive merger agreement with Value Financial Services, Inc. (“VFS”). In the merger, which is scheduled to close on or about July 15, 2008, we expect to pay total consideration of approximately $109.5 million, comprised of consideration to acquire all of the outstanding capital stock of VFS, assumption of debt and payment of certain expenses associated with the merger. We will merge our newly formed subsidiary, Value Merger Sub, Inc., (“Merger Sub”) into VFS, and VFS will continue its operations as our wholly owned subsidiary. As part of the merger consideration we will issue up to 1,625,015 shares of our Class A Non-voting Common Stock (the “Merger Shares”) to fifteen (15) shareholders of VFS who are accredited investors, in a privately negotiated transaction under Regulation D of the Securities and Exchange Commission (“SEC”), and we will pay cash to the remaining VFS shareholders for their shares. The value of the Merger Shares would have been approximately $21,986,000 on June 18, 2008, based on that day’s closing price of our stock on the NASDAQ Global Select Stock Market.
We have agreed to register the Merger Shares with the SEC for resale by the VFS shareholders. This prospectus describes the merger and the proposed resale by the selling shareholders.
3. EZCORP
We lend or provide credit services to individuals who do not have cash resources or access to credit to meet their short-term cash needs. Our services include pawn loans and short-term non-collateralized loans, often called payday loans or fee-based credit services to customers seeking loans (collectively, “signature loans”). The pawn loans are non-recourse loans collateralized by tangible personal property. We also sell merchandise, primarily collateral forfeited from our pawn lending operations, to customers looking for good value. Our business, operations and financial information are described in detail in our annual report on Form 10-K, quarterly reports on Form 10-Q and other reports which are incorporated by reference into this prospectus. The merger agreement is attached to our report on Form 8-K dated June 5, 2008 as Exhibit 10.2. See Information Incorporated by Reference, page 15.
Our principal executive offices are located at 1901 Capital Parkway, Austin, Texas 78746. Our telephone number is (512) 314-3400.
4. THE MERGER AND MERGER AGREEMENT
On March 14, 2008, we agreed to purchase all of the outstanding capital stock of VFS for cash. After performing a due diligence review and conducting further negotiations, on June 5, 2008, the parties agreed to merge VFS into a newly formed subsidiary of EZCORP in a reverse merger, in which VFS would continue operations as the surviving entity. We have agreed to pay approximately $109.5 million to acquire VFS, consisting of assumption of outstanding debt of approximately $35.0 million, exchange of cash and our Class A Non-voting Common Stock equal to approximately $73.1 million for the outstanding VFS stock, and estimated transaction costs of about $1.4 million. Through the merger, we also will receive a net operating loss carry-forward, which we expect over the next two years will reduce our cash paid for taxes by approximately $3.3 million.
The merger agreement contains several conditions that must be satisfied prior to closing by each party, such as:
•	Converting all of the VFS participating stock to common stock;

•	Approving the merger agreement by the voting shareholders of each party;

•	Satisfying any Hart-Scott-Rodino Act anti-trust review waiting periods;

•	Obtaining any required contractual consents and governmental licenses or approvals;

•	Issuing a fairness opinion to the VFS board by an independent third party; and

•	Satisfying each party’s contractual conditions and obligations contained in the merger agreement.
All such conditions have been or will be satisfied or waived before the merger is consummated and the stock to be issued to the selling shareholders and sold in this offering is issued. The Merger Shares will be validly issued, fully paid and non-assessable when issued to the selling shareholders.
Reason for the Merger
Both EZCORP and VFS are in the pawn business. As part of EZCORP’s business plan it seeks to grow its pawn business and the number of pawn shops it operates through acquisition of other pawn businesses, as well as by opening new stores. EZCORP has a small presence in Florida where it operates 18 EZPAWN pawn stores. VFS operates 65 pawn shops in Florida, Georgia and Tennessee and owns the second largest number of pawn shops in Florida. EZCORP and VFS believe that their businesses are complementary and can be integrated with one another to achieve economies of scale and increase overall profitability.

Fairness Opinion
We understand that VFS intends to obtain a fairness opinion from the investment banking firm of Stephens, Inc.
Source of Funds for the Merger
We expect the total consideration for the transaction to be approximately $109.5 million consisting of a combination of the Merger Shares, our cash on hand, and borrowings, as follows:
•	The Merger Shares, consisting of 1,625,015 shares of our Class A Non-voting Common Stock. Based on the closing price of our stock on NASDAQ on June 18, 2008 of $13.53 per share, the Merger shares would have a value of approximately $22.0 million.

•	Cash from our cash reserves of approximately $20.0 million.

•	Borrowings from our credit facility with Wells Fargo, as amended, N.A., of approximately $67.5 million. See The Credit Facility, page 6.
Structure of the Merger
To effect the merger, we formed Merger Sub as a wholly owned subsidiary. At the effective time of the merger, Merger Sub will merge with and into VFS in accordance with the provisions of Florida law, with VFS continuing as the surviving entity. As a result of the merger, VFS will become our wholly-owned subsidiary.
Approval of the Merger by EZCORP and VFS
EZCORP. The merger has been recommended by our board of directors and the board of directors of Merger Sub. It must be approved by the holder of our Class B Voting Common Stock and by EZCORP as Merger Sub’s sole shareholder. The owner of all of our Class B Voting Common Stock has indicated that it intends to approve the merger, and EZCORP will approve it as Merger Sub’s shareholder.
VFS. The merger was recommended by the board of directors of VFS. It must be approved by the holders of a majority of the outstanding shares of each class of VFS stock.
Currently, VFS has four classes of stock authorized: common stock and three series of participating stock, designated Series A-1, A-2 and B. Shares of the Series A-1, A-2 and B participating stock are currently issued and outstanding. No shares of common stock are currently issued and outstanding. As a condition to EZCORP’s obligation to close, the merger agreement requires that the three series of participating stock convert to common stock under the provisions in the VFS amended and restated articles of incorporation designating and governing the participating stock. To accomplish this, VFS expects to call a shareholders’ meeting prior to closing at which holders of each series of participating stock will be asked to vote as a class to convert their participating stock to common stock. The provisions designating each series of stock in the VFS amended and restated articles of incorporation provide that, for each series, if a majority of the outstanding shares of the series of participating stock elect to convert their stock to common, VFS may cause a mandatory conversion of the remaining shares of that series to common stock. If a majority of the shareholders of each series of participating stock vote to convert their shares, VFS will cause the mandatory conversion of any shares that did not vote in favor of conversion. The holders of each series of participating stock have no right to appraisal of their shares or other right to object, in the event of a mandatory conversion to common stock.
The VFS series A-2 participating stock is entitled to dividends of 16.54% of the face amount ($10.00) per share per annum. Any accrued, unpaid dividends on the A-2 shares accumulate and compound annually, but are not recorded as a liability or a reduction of equity until declared by VFS’s board of directors. As of December 31, 2007, the accrued, unpaid dividends on the A-2 participating stock totaled approximately $1.24 million. We expect that, on the expected closing date, the accrued dividends on the A-2 participating stock will equal approximately $2.5 million. The accrued unpaid dividend must be paid at the time of conversion of the A-2 participating stock to common stock. The conversion will occur immediately prior to closing of the merger, and thus will result in either a reduction of the cash reserves of VFS or an increase in their debt obligations incurred to pay the dividend. EZCORP will bear the cost of the payment of this dividend, in that the payment will either reduce the assets or increase the outstanding debt of VFS immediately prior to the merger. We have included the anticipated dividend payment in the assumed total purchase price of $109.5 million.
VFS will also submit the merger to a vote of its shareholders at the same shareholders’ meeting. A majority of the common shareholders must then approve the merger in order to complete it.
Conversion of Outstanding Common Stock of VFS in the Merger
At the effective time of the merger, the outstanding shares of common stock of VFS will convert into the right to receive a payment equal to $11.00 per share. The form of the payment varies among the VFS shareholders as follows:
•	All holders of common stock of VFS, other than the selling stockholders, will receive $11.00 cash for each share of VFS common stock that they own prior to the merger; and

•	Each selling stockholder will receive the number of Merger Shares listed next to their name under the section “Selling Stockholders” below and a cash payment equal to $11.00 per share times the number of VFS common shares they own, minus the value of the Merger Shares they receive. The value per share of the Merger Shares will equal the closing stock price of EZCORP Class A Non-voting Common Stock on the NASDAQ Global Select Stock Market on the day immediately prior to closing of the merger. The selling stockholders are all accredited investors. The Merger Shares they receive are exempt from registration under the Securities Act of 1933 pursuant to Regulation D, and will be restricted securities unless and until the registration statement of which this prospectus is a part becomes effective.

Fractional Shares
No fractional shares of our stock will be issued to selling stockholders in the merger. Instead, all holders of VFS common stock who would be entitled to receive a fractional share of our stock will have the number of shares to which they are entitled rounded up to the next whole number of shares.
Listing of Merger Shares on NASDAQ
We will apply to have the Merger Shares listed on the NASDAQ Global Select Stock Market where shares of our Class A Non-voting Common Stock are currently traded.
Registration Rights and Guaranteed Stock Price for Certain Shares
In the merger agreement, we agreed to register the Merger Shares issued to the selling stockholders and also agreed to guarantee the price of 401,489 shares of the Merger Shares to be sold by the selling stockholders under this prospectus. We agreed that if the selling stockholders sold 401,489 of the Merger Shares within five days after closing for a price per share less than the market price of our Class A Non-voting Common Stock on the day prior to the closing of the merger, then we would pay to the selling stockholders any difference. See Section 10 — Plan of Distribution, page 12.
Effective Time of Merger
The merger will become effective on the date the articles of merger are filed with the Secretary of State of the State of Florida. We expect to close and consummate the merger on or about July 15, 2008.
Appraisal Rights
Under Florida law, if a majority of the VFS shareholders approve the merger and the merger is consummated, shareholders of VFS who do not vote in favor of the merger will have the right to demand that they be paid the fair value of their shares under the Florida Business Corporation Act. VFS expects to notify its shareholders in writing of the proposed merger and seek their approval either by vote at a shareholders’ meeting called for that purpose or by written consent. Any shareholders who want to exercise their statutory appraisal rights must deliver to VFS before a vote on the merger is taken, or within 20 days after receiving the notice of the action approving the merger if the action is taken without a shareholders’ meeting, of the shareholders’ intent to demand payment if the transaction is effectuated. Any shareholders seeking payment under the statute must not vote their shares in favor of the merger.
Within 10 days after the merger is completed, VFS, as the surviving corporation in the merger, must notify shareholders who have demanded payment of the completion of the merger. Shareholders who seek appraisal and payment must notify VFS in writing within 40 days thereafter that they seek appraisal or forfeit their right to seek appraisal. VFS will make an offer to purchase the shares for cash at an estimated fair value and, if the offer is not accepted, file an action for appraisal and payment for the shares in a state court in Orlando, Florida.
The merger agreement provides that EZCORP may terminate the merger agreement if holders of more than 10% of the outstanding VFS capital stock deliver valid and enforceable notices of their intent to demand payment under the Florida appraisal statute.
Accounting Treatment of the Merger
This merger will be accounted for as a purchase business combination in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” Upon acquisition, we will assess the value of assets and liabilities acquired, and record those in our balance sheet through a purchase price allocation. After the merger, Value Financial Services, Inc.’s financial position and results will be consolidated with those of EZCORP, Inc. as a wholly-owned subsidiary.
5. The Credit Facility
We have maintained a $40 million credit facility, but during 2008 through the date of this prospectus, we have had no outstanding borrowings on the credit facility. Prior to closing we will execute a Fifth Amended and Restated Credit Agreement (the “Agreement”) among EZCORP, Inc., Wells Fargo Bank, N.A., as Agent and Issuing Bank, and various other banks and lending institutions. The Agreement and the related loan documents will be placed in escrow pending the closing of the merger agreement with Value Financial Services, Inc. The Agreement is contingent upon the closing of the merger agreement with Value Financial Services, Inc. on or before September 30, 2008.
If the merger agreement with Value Financial Services, Inc. is closed on or before September 30, 2008, the Agreement will become effective and will provide for, among other things, (i) an $80 million revolving credit facility that EZCORP, Inc. may request to be increased to a total of $110 million (the “Revolving Credit Facility”) and (ii) a $40 million term loan (the “Term Loan”). If the Agreement becomes effective, it will extend the maturity date of the Revolving Credit Facility to the date that is three years from the closing of the merger agreement with Value Financial Services, Inc. The maturity date of the Term Loan is four years from the closing of the merger agreement with Value Financial Services, Inc.
Pursuant to the Agreement, EZCORP, Inc. may choose either a Eurodollar rate or the base rate. Interest accrues at the Eurodollar rate plus 175 to 250 basis points or the base rate plus 0 to 50 basis points, depending upon the leverage ratio computed at the end of each calendar quarter. Terms of the Agreement require, among other things, that EZCORP, Inc. meet certain financial covenants that EZCORP, Inc. believes will be achieved based upon its current and anticipated performance. In addition, payment of dividends is prohibited and additional debt is restricted.

6. Value Financial Services, Inc.
VFS is one of the largest providers of small, secured, non-recourse consumer loans, commonly known as pawn loans, and related services in the United States, based on the number of pawnshops operated. VFS was founded in 1994 by John Thedford, its president, chief executive officer and chairman of the board, and now has 65 stores in three states—Florida (58 stores), Tennessee (four stores) and Georgia (three stores). VFS lends money on a short-term basis against pledged tangible personal property such as jewelry, electronic equipment, tools, sporting goods, musical instruments and other items of value, and also sells merchandise, including forfeited collateral from pawn loans. VFS’s customers typically require pawn loans for their immediate cash needs, and often use VFS’s services for reasons of convenience and/or lack of credit alternatives.
Pawn loans are typically small, though the amount can vary considerably based on VFS’s customers’ particular needs. The terms of VFS’s pawn loans require that they be redeemed within 30 days, subject to an automatic extension period of 30 days unless paid or renewed earlier, and may be extended for additional 30-day periods upon the payment of accrued pawn service charges. In 2005, 2006 and 2007, approximately 78.8%, 77.8% and 77.7%, respectively, of the pawn loans made by VFS were redeemed in full or were renewed or extended through the payment of accrued pawn service charges. VFS operates under long-established regulatory guidelines that permit pawn service charges ranging from 12.5% to 25.0% per month, depending on the state of origination, loan term and size. A majority of VFS’s pawn loans have pawn service charges of 25.0% per month as a result of its store concentration in Florida, where VFS operates 58 out of its 65 stores.
VFS sells a wide range of merchandise in its stores, including merchandise that has been forfeited to VFS when a pawn loan is not redeemed, as well as used goods purchased from the general public and some new merchandise. For 2005, 2006 and 2007, VFS experienced profit margins on sales of merchandise of 38.2%, 36.9% and 37.5%, respectively. During 2007, approximately 72.8% of the merchandise VFS acquired was through loan forfeitures, 23.6% was through purchases from VFS’s customers, and the remaining 3.6% was through purchases from vendors. During the two-year period from 2005 to 2007, same-store merchandise sales increased by approximately 22.9%, from $663,345 per store in 2005 to $815,356 per store in 2007. During that same period, VFS’s average retail merchandise sale increased approximately 15%, from $90 in 2004 to $104 in 2007.
VFS opened its first store in Florida in 1994 and, as of March 31, 2008, operated 65 pawn and jewelry stores, under the trade names “Value Pawn and Jewelry” in Florida and Georgia and “Check Jewelry & Loan” in Tennessee. To date, VFS has opened all of its stores in three Southeastern states due in part to favorable demographics and regulatory environments. For 2007 and the three months ended March 31, 2008, VFS generated an average of approximately $1.7 million and $1.2 million, respectively, in revenues per store, resulting in average store-level operating margins of 21.4% and 21.2%, respectively. As of March 31, 2008, VFS had 614 employees. At March 31, 2008, VFS had approximately 94,433 outstanding pawn loans totaling $15 million, with an average balance of approximately $159 per loan. You should review

Section 15 — VFS Consolidated Financial Statements, beginning on page 19, for more complete financial data regarding VFS.
7. RISK FACTORS
Investment in our Class A Non-voting Common Stock, as with any investment in a security, involves a degree of risk. Important risk factors that could cause results or events to differ from current expectations are described in Part I, Item IA, “Risk Factors” of our Annual Report on Form 10-K for the year ended September 30, 2007, and Part II, Item IA, “Risk Factors” of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008. These factors are supplemented by those discussed under “Quantitative and Qualitative Disclosures about Market Risk” in Part II, Item 7A of our Annual Report on Form 10-K for the year ended September 30, 2007 and Part I, Item 3 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008. Each of the foregoing sections of our Annual Report on Form 10-K for the year ended September 30, 2007 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 is incorporated herein by reference. Following is an additional item that could cause results or events to differ from current expectations:
The integration of VFS with our business after the merger may not be successful or anticipated benefits from the merger may not be realized.
After completion of the merger, we will have significantly larger operations than we did prior to the merger. Our ability to realize the benefits of the merger will depend in part on the timely integration of VFS’s organization, operations, procedures, policies and technologies with ours, as well as the harmonization of differences in VFS’s business culture and practices with ours. Our management will be required to devote a significant amount of time and attention to integrating VFS’s business with ours. There is a significant degree of difficulty and management involvement inherent in that process. These difficulties include the following:
•	integrating the operations of VFS’s business with our business while carrying on the ongoing operations of each business;

•	diversion of management’s attention from the management of daily operations to the integration of VFS with us;

•	managing a significantly larger company than before completion of the merger;

•	realizing economies of scale and eliminating duplicative overheads;

•	the possibility of faulty assumptions underlying our expectations regarding the integration process;

•	coordinating businesses located in different geographic regions;

•	integrating VFS’s business culture and practices with ours, which may prove to be incompatible;

•	attracting and retaining the personnel associated with VFS’s business following the merger;

•	creating and instituting uniform standards, controls, procedures, policies and information systems and minimizing the costs associated with such matters; and

•	integrating information, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems.
There is no assurance that VFS will be successfully or cost-effectively integrated into us. The process of integrating VFS into our operations may cause an interruption of, or loss of momentum in, the activities of our business. If our management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer and the results of our operations and financial condition may be harmed.
All of the risks associated with the integration process could be exacerbated by the fact that we may not have a sufficient number of employees with the requisite expertise to integrate the businesses or to operate the combined business after the merger. If we do not hire or retain employees with the requisite skills and knowledge to run our business—including the acquired VFS business—after the merger, it may have a material adverse effect on us.
We cannot assure you that we will realize the anticipated benefits and value of the merger or successfully integrate VFS with our existing operations. Even if we are able to successfully combine VFS’s business operations with ours, it may not be possible to realize the full benefits and value that are currently expected to result from the merger, or realize these benefits and value within the time frame that is currently expected. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits and value gained from the merger may be offset by costs incurred or delays in integrating the companies. If we fail to realize anticipated cost savings, synergies or revenue enhancements we anticipate from the merger, our financial results and results of operations may be adversely affected.
A change in the business climate may cause the actual benefits and value of the merger to differ from the anticipated benefits and value of the merger
A change in the business climate surrounding our business after the merger may affect our customers’ activities and actions. This could cause our financial results and results of operations to be adversely affected. This may also cause the actual benefits and value of the merger to differ from the benefits and value we anticipate from the merger.
We will incur significant costs and expenses associated with the merger.
We expect to incur significant costs and expenses associated with the merger, which include but are not limited to transaction fees, professional service fees and regulatory filing fees. We also believe we may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating VFS into us. There can be no assurance that we will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger and the integration of VFS into us.

The Florida Business Corporation Act gives shareholders the right to have the value of their stock appraised by a Florida court, which could raise the cost of acquiring the VFS stock.
The Florida Business Corporation Act provides that shareholders who do not vote in favor of the merger, assert their right to be paid “fair value” for their shares and do not accept our estimate of the fair value of VFS shares after the merger, can seek to have a Florida state court review the transaction and award them fair value for their shares. If a significant number of minority shareholders assert these appraisal rights, a Florida court might disagree with our valuation and award the shareholder a significantly higher price than the $11.00 per share we intend to pay. See Section 4 — The Merger and Merger Agreement — Appraisal Rights, page 5.
VFS, as our subsidiary, might be responsible for debts we do not know about.
After the merger VFS will continue to be responsible for all of its liabilities, and as our wholly owned subsidiary, its liabilities will be consolidated with ours for financial reporting purposes. Prior to signing the merger agreement we conducted a due diligence review of VFS; however, we cannot be sure that we discovered all liabilities that VFS has or may incur prior to the merger. If VFS has substantial liabilities that are not disclosed to us, VFS will nevertheless be required to pay them, and that could significantly reduce the value of VFS and increase our consolidated liabilities. We have not obtained agreements from any VFS directors, officers or shareholders to indemnify us for undisclosed liabilities.
CAUTIONARY STATEMENT REGARDING RISKS AND UNCERTAINTIES THAT MAY
AFFECT FUTURE RESULTS
Forward-Looking Information
This prospectus and the documents incorporated herein by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend that all forward-looking statements be subject to the safe harbors created by these laws. All statements other than statements of historical information are forward-looking and may contain information about financial results, economic conditions, trends, planned store openings, acquisitions and known uncertainties. These statements are often, but not always, made with words or phrases like “may,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “outlook,” “expect,” “will,” and similar expressions. All forward-looking statements are based on current expectations regarding important risk factors. Many of these risks and uncertainties are beyond our control, and in many cases, we cannot predict all of the risks and uncertainties that could cause our actual results to differ materially from those expressed in the forward-looking statements. Actual results could differ materially from those expressed in the forward-looking statements, and you should not regard them as a representation that the expected results will be achieved. Important risk factors that could cause results or events to differ from current expectations are described in this prospectus under the heading “Risk Factors” and in the sections entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended September 30, 2007 and our Quarterly Report for the quarter ended March 31, 2008. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect our operations, performance, development and results. You are cautioned not to overly rely on these forward-looking statements, which are current only as of the date hereof. We undertake no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this report, including without limitation, changes in our business strategy or planned capital expenditures, acquisitions, store growth plans or to reflect unanticipated events.
8. USE OF PROCEEDS
We will not receive any proceeds from the sale of the Merger Shares by the selling stockholders. We have agreed to bear certain expenses in connection with the registration of the shares being offered and sold by the selling stockholders.
9. SELLING STOCKHOLDERS
The selling stockholders or their permitted pledges, donees, transferees or other successors in interest who we collectively refer to in this prospectus as “selling stockholders,” may from time to time offer and sell any and all of the Merger Shares offered under this prospectus. This prospectus generally covers the resale of 1,625,015 shares of Class A Non-voting Common received by the selling stockholders in conjunction with the merger.
The table below names certain stockholders who may sell shares pursuant to this prospectus and presents certain information with respect to beneficial ownership of our shares. We do not know which (if any) of the stockholders named below actually will offer to sell shares pursuant to this prospectus, or the number of shares that each of them will offer.
Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. A person is deemed to be the beneficial owner of any shares of Class A Non-voting Common Stock if that person has or shares voting power or investment power with respect to those shares, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of the shares.
Because the selling stockholders may offer all, some or none of the shares of the Merger Shares pursuant to this prospectus and because there currently are no agreements, arrangements or understandings with respect to the sale of any of these shares, no definitive estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of the offering to which this prospectus relates. The following table has been prepared assuming that the selling stockholders sell all of the Merger Shares beneficially owned by them that have been registered by us and do not acquire any additional shares of stock. We cannot advise you as to whether the selling stockholders will in fact sell any or all of their Merger Shares. In addition, the selling stockholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Merger Shares in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below.
Information concerning the selling stockholders may change from time to time, and any changed information will be set forth in prospectus supplements or post-effective amendments, as may be appropriate.

	Amount of Shares		Amount of Shares to	Amount of Shares
	Owned Prior to the	Percent Owned Prior	Be Offered in the	Owned After the	Percent Owned After
Stockholder	Offering	to the Offering	Offering	Offering	the Offering
Charles Slatery(1)	405,967	24.98	405,967	0	0
Kevin Hyneman(1)	272,871	16.79	272,871	0	0
Joe Nicosia(2)	149,814	9.22	149,814	0	0
James Lackie(2)	129,338	7.96	129,338	0	0
William Haslam(2)	95,524	5.88	95,524	0	0
James Haslam	95,389	5.87	95,389	0	0
Gordon Brothers	81,532	5.02	81,532	0	0
Phillco Partnership	69,417	4.27	69,417	0	0
Rick Olswanger	64,484	3.97	64,484	0	0
F. William Hackmeyer	60,673	3.73	60,673	0	0
Louis Baioni	46,820	2.88	46,820	0	0
Everett Hailey	46,134	2.84	46,134	0	0
Ray Cahnman	40,766	2.51	40,766	0	0
Berten, LLC	36,760	2.26	36,760	0	0
Charlie Trammell	29,526	1.82	29,526	0	0

Total	1,625,015	100%	1,625,015	0	0%

(1)	Member of the Board of Value Financial Services, Inc. until the effective date of the merger.

(2)	Member of the Board of Value Financial Services, Inc. until September 2005.
10. PLAN OF DISTRIBUTION
We are registering the Merger Shares to permit the resale of these shares of Class A Non-voting Common Stock by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of Class A Non-voting Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Class A Non-voting Common Stock.
The selling stockholders may sell all or a portion of the shares of Class A Non-voting Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Class A Non-voting Common Stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Class A Non-voting Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions which may involve crosses or block transactions

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	through ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	through block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	through privately negotiated transactions;

•	through short sales;

•	through sales pursuant to Rule 144;

•	in which broker-dealers agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	by means of a combination of any such methods of sale; and

•	by any other method permitted pursuant to applicable law.
If the selling stockholders effect such transactions by selling shares of Class A Non-voting Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of Class A Non-voting Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Class A Non-voting Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Class A Non-voting Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Class A Non-voting

Common Stock short and deliver shares of Class A Non-voting Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Class A Non-voting Common Stock to broker-dealers that in turn may sell such shares.
The selling stockholders may pledge or grant a security interest in some or all of the shares of Class A Non-voting Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Class A Non-voting Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Class A Non-voting Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
With respect to 401,489 of the Merger Shares, we have agreed to pay any difference between the price received by the selling stockholder for the stock and the market price of our Class A Non-voting Common Stock, as listed on NASDAQ, on the day preceding the closing of the merger. To receive this payment, the merger agreement requires that the selling stockholders deposit their shares with Stephens, Inc., as soon as practicable after the closing of the merger. Stephens, Inc. or another broker designated by VFS (the “Designated Broker”) will then sell the shares within five business days of the effectiveness of the registration statement related to the Merger Shares. If the Merger Shares are sold by the Designated Broker at an average price per share less than the market price of our Class A Non-voting Common Stock, as listed on NASDAQ, on the day preceding the closing of the merger, we are obligated to pay such difference per share to the selling stockholders for each of the first 401,489 shares that were tendered to the Designated Broker. We do not know of any other arrangements made by the selling stockholders for the sale of any shares of Class A Non-voting Common Stock. The selling stockholders are not obligated to sell any of the shares being registered for sale.
The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the distribution of any of the Merger Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discount or commission received by them and any profit on the resale of the Merger Shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.
11. EXPERTS
Accounting Matters
Our financial statements and effectiveness of internal control over financial reporting, incorporated by reference in this Prospectus and Registration Statement, have been audited by BDO Seidman, LLP, independent registered public accountants, to the extent and for the periods set forth in their reports incorporated by reference, and are included in reliance upon the authority of BDO Seidman, LLP, as experts in accounting and auditing in giving their reports.

The financial statements of VFS as of December 31, 2007, 2006 and 2005 and for the years then ended are included in this prospectus. The financial statements for the year ended December 31, 2007, have been audited by McGladrey & Pullen, LLP, independent accountants, as indicated in their reports with respect thereto contained in this prospectus. The financial statements for the years ended December 31, 2006 and 2005 were audited by Tedder, James, Worden, & Associates, P.A., independent accountants, certain of whose partners merged with McGladrey & Pullen, LLP effective June 1, 2007. These financial statements for the fiscal years 2007, 2006 and 2005 are included in the prospectus in reliance upon the authority of McGladrey & Pullen, LLP and Tedder, James, Worden, & Associates, P.A., as experts in accounting and auditing in giving their reports.
Legal Matters
The validity of our Class A Non-voting Common Stock offered pursuant to this prospectus will be passed on by Strasburger & Price, L.L.P., Austin, Texas.
12. INFORMATION INCORPORATED BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document. We incorporate by reference the documents listed below (SEC file No. 000-19424) and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all shares offered by this Prospectus are sold or until this offering is otherwise completed:
•	Our Annual Report on Form 10-K for the year ended September 30, 2007, filed with the SEC on December 14, 2007.

•	Our Quarterly Reports on Form 10-Q for the periods ended December 31, 2007 and March 31, 2008, filed with the SEC on February 5, 2008 and May 6, 2008.

•	Our Current Reports on Form 8-K dated September 27, 2007 (filed October 3, 2007), October 3, 2007 (filed October 9, 2007), November 7, 2007 (filed November 8, 2007), November 8, 2007 (filed November 8, 2007), January 24, 2008 (filed January 24, 2008), March 17, 2008 (filed March 17, 2008), April 24, 2008 (filed April 24, 2008), May 12, 2008 (filed May 13, 2008), May 28, 2008 (filed June 2, 2008), June 5, 2008 (filed June 5, 2008), June 9, 2008 (filed June 9, 2008) and June 17, 2008 (filed June 17, 2008).

•	The description of EZCORP’s Common Stock and Common Stock Rights as set forth in EZCORP’s Form 8-A Registration Statement filed with the Commission on July 24, 1991, including any amendment or report filed for the purpose of updating such description
You may request free copies of these filings by writing or telephoning us at the following address:

EZCORP, Inc.
Attention: Investor Relations Department
1901 Capital Parkway
Austin, Texas 78746
(512) 314-3400
We file annual, quarterly and periodic reports and other information with the Securities and Exchange Commission using the SEC’s EDGAR system. You can find our SEC filings on the SEC’s web site, www.sec.gov. You may read and copy any materials that we file with the SEC at its Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Our Class A Non-voting Common Stock is listed on NASDAQ, under the symbol “EZPW,” and all reports and other information that we file with NASDAQ may be inspected at its offices at 1735 K Street N.W., Washington, D.C. 20006.
We furnish our stockholders with an annual report, which contains audited financial statements, and such other reports as we, from time to time, deem appropriate or as may be required by law. Our fiscal year runs from October 1 through September 30.
Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated herein. This prospectus is not an offer to sell these securities in any state where the offer or sale of these securities is not permitted. The information in this prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this prospectus is required to be delivered, this prospectus will be supplemented or amended.
13. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
Our Restated Certificate of Incorporation provides that no director will be personally liable to us or any of our stockholders for monetary damages arising from the director’s breach of a fiduciary duty as a director, with certain limited exceptions.
Pursuant to the provisions of Section 145 of the Delaware General Corporation Law, every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in the defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication unless the court, in its discretion, believes that in the light of all the circumstances indemnification should apply.
To the extent any of the persons referred to in the two immediately preceding paragraphs is successful in the defense of the actions referred to therein, such person is entitled, pursuant to Section 145, to indemnification as described above.
Our Restated Certificate of Incorporation and Amended and Restated Bylaws specifically provide for indemnification of officers and directors to the fullest extent permitted by the Delaware General Corporation Law.
Insofar as indemnification by us for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to our directors, officers or persons controlling EZCORP pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
14. RECENT LITIGATION DEVELOPMENTS
In May 2007, the State of Texas filed suit against EZCORP, Inc. and our Texas affiliates, TEXAS EZPAWN L.P., TEXAS EZMONEY L.P., Payday Loan Management, Inc., and Texas EZPAWN Management, Inc., in state district court in Bexar County alleging violations of the Texas Identity Theft statute, Deceptive Trade Practices Act, and a provision of the Business and Commerce Code by allegedly failing to safeguard and properly dispose of customers’ sensitive personal information. Despite the Texas Attorney General’s allegations, we have no knowledge that any customer was harmed. After an extended period of factual and legal debate and negotiation, we settled this matter with the Texas Attorney General by agreeing to a permanent injunction against TEXAS EZPAWN L.P. and Texas EZMONEY, L.P. and making a payment of $600,000. The settlement includes the dismissal with prejudice of all claims against EZCORP, Inc., Payday Loan Management, Inc. and Texas EZPAWN Management, Inc. The settlement is subject to final approval of the court.
The Florida Office of Financial Regulation has filed an administrative action against us alleging that our Florida credit service organization business model used in eleven stores adjoining EZPAWN locations violates state usury law. On March 25, 2008, an administrative law judge issued a Recommended Order finding against us and recommending that the Florida Office of Financial Regulation issue a cease and desist order against our credit services operations in Florida. On June 12, 2008, the Florida Office of Financial Regulation issued a cease and desist order as recommended by the administrative law judge. On June 13, 2008, we filed a Notice of Appeal of the decision and a Motion for Stay Pending Appeal with the First District Court of Appeal of Florida. On June 16, 2008, the Motion for Stay Pending Appeal was denied. As a result of the denial we closed our 11 EZMONEY credit service organization stores in Florida pending the outcome of the appeal process. We cannot give any assurance as to the ultimate outcome of this matter.

15. VFS CONSOLIDATED FINANCIAL STATEMENTS
The Consolidated Financial Statements of VFS for the years ended December 31, 2005, 2006 and 2007 are set forth below. Any person who is considering an investment in our Class A Non-voting Common Stock should review the Consolidated Financial Statements of VFS to consider how our operations and finances will be affected by the merger.
VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Independent Auditor’s Report
To the Board of Directors and Shareholders
Value Financial Services, Inc.
Maitland, Florida
We have audited the accompanying consolidated balance sheet of Value Financial Services, Inc. and Subsidiary as of December 31, 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Value Financial Services, Inc. and Subsidiary as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ McGladrey & Pullen, LLP
Orlando, Florida
June 2, 2008
McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.

INDEPENDENT AUDITOR’S REPORT
To the Board of Directors and Shareholders
Value Financial Services, Inc.
Maitland, Florida
We have audited the accompanying consolidated balance sheets of Value Financial Services, Inc. and Subsidiary as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Value Financial Services, Inc. and Subsidiary as of December 31, 2005 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1(a) to the consolidated financial statements, the consolidated financial statements have been restated.
/s/ Tedder, James, Worden & Associates, P.A.
Orlando, Florida
August 13, 2007, except for the effects
of the restatements to the consolidated
statements of operations and cash flows
and as described in Note 1(a), as to which the
date is November 8, 2007

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Consolidated Balance Sheets
Years ended December 31, 2005, 2006 and 2007

	2005	2006	2007
Assets

Current assets:
Cash	$1,646,001	$759,674	$795,055
Loans	11,598,110	14,528,302	16,759,212
Inventories, net	10,330,348	11,979,081	13,404,735
Service charges receivable, net of allowance for doubtful service charges of approximately $1,468,000, $1,758,000, and $2,048,000 in 2005, 2006 and 2007, respectively	2,261,928	2,832,862	3,274,926
Deferred tax assets	3,275,000	3,120,000	4,042,186
Income tax receivable	—	—	28,700
Advances to officers and directors	503,259	384,881	—
Advances to team members	20,160	108,132	101,114
Prepaid expenses and other	1,678,715	1,385,166	1,383,229

Total current assets	31,313,521	35,098,098	39,789,157

Property and Equipment, net	7,126,160	6,625,497	7,529,734
Goodwill	4,874,082	4,874,082	4,874,082
Deferred Tax Assets	8,131,922	5,031,326	4,645,523
Other Assets	217,247	220,225	336,095

Total assets	$51,662,932	$51,849,228	$57,174,591

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$560,255	$488,900	$468,749
Accrued expenses	1,815,138	2,237,069	5,258,222
Customer layaway deposits	598,769	741,724	767,830
Deferred rent	317,501	360,095	357,206
Income taxes payable	22,278	50,323	—
Current maturities of long-term debt	—	—	4,000,000
Current maturities of convertible subordinated debentures	58,881	3,926,802	66,736

Total current liabilities	3,372,822	7,804,913	10,918,743

Long-Term Debt	13,125,867	7,380,721	26,784,307
Interest Rate Swap Liability	—	—	552,748
Convertible Subordinated Debentures, less current maturities	4,331,972	403,425	336,924

Total liabilities	20,830,661	15,589,059	38,592,722

Commitments and Contingencies (Note 10)
Shareholders’ equity:
Series A-1 participating stock, $0.01 par value; 3,622,598, 3,622,598 and 3,756,496 shares authorized in 2005, 2006 and 2007, respectively; 3,270,773, 3,270,773 and 3,756,496 shares issued and outstanding in 2005, 2006 and 2007, respectively; convertible to common stock at a ratio of 1 to 1	32,708	32,708	37,565
Series A-2 participating stock, $0.01 par value; 2,500,000 shares authorized; 1,516,590 shares issued and outstanding in 2005, 2006 and 2007; convertible to common stock at a ratio of 1 to 1	15,166	15,166	15,166
Series B participating stock, $0.01 par value; 682,038 shares authorized; 614,988 shares issued and outstanding in 2005, 2006 and 2007; convertible to common stock at a ratio of 1 to 1	6,150	6,150	6,150
Common stock, $0.01 par value; 35,000,000 shares authorized; none issued and outstanding in 2005, 2006 and 2007	—	—	—
Additional paid-in capital	52,671,080	52,671,080	55,580,562
Receivable from shareholder	(1,706,211)	(1,708,445)	—
Accumulated deficit	(20,186,622)	(14,756,490)	(37,057,574)

Total shareholders’ equity	30,832,271	36,260,169	18,581,869

Total liabilities and shareholders’ equity	$51,662,932	$51,849,228	$57,174,591

See the accompanying notes to consolidated financial statements.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Consolidated Statements of Operations
Years ended December 31, 2005, 2006 and 2007

	2005	2006	2007
Revenues:
Merchandise sales	$47,378,531	$62,348,048	$76,514,562
Service charge revenues	20,785,777	24,090,466	28,394,105
Other revenues	1,085,035	1,376,117	1,565,905

Total revenues	69,249,343	87,814,631	106,474,572

Cost of merchandise sales	(29,288,787)	(39,339,401)	(47,834,046)

Net revenues	39,960,556	48,475,230	58,640,526

Total store operating expenses (including non-cash depreciation expense)	(25,092,771)	(30,365,220)	(35,877,495)

Store operating income	14,867,785	18,110,010	22,763,031

General and administrative expenses:
Administration	(6,499,566)	(7,815,293)	(21,126,934)
Depreciation	(164,081)	(173,102)	(203,559)
Loss on disposal of equipment	(59,895)	(108,426)	(247,978)
Start-up expenses for Mexico operations	—	—	(107,296)

Total general and administrative expenses	(6,723,542)	(8,096,821)	(21,685,767)

Income from operations	8,144,243	10,013,189	1,077,264

Non-operating expenses:
Interest expense	(1,297,285)	(1,135,401)	(2,544,181)

Net income (loss) before income tax benefit (expense)	6,846,958	8,877,788	(1,466,917)

Income tax benefit (expense)	(2,593,194)	(3,447,656)	485,860

Net income (loss)	$4,253,764	$5,430,132	$(981,057)

See the accompanying notes to consolidated financial statements.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Consolidated Statements of Shareholders’ Equity
Years ended December 31, 2005, 2006 and 2007

	Series A-1		Series A-2		Series B		Additional	Receivable
	participating stock		participating stock		participating stock		paid-in	from	Accumulated	Treasury
	Shares	Amount	Shares	Amount	Shares	Amount	capital	shareholder	deficit	stock	Total
Balances, December 31, 2004	3,270,773	$32,708	1,516,590	$15,166	614,988	$6,150	$52,671,080	$(954,250)	$(24,440,386)	$—	$27,330,468

Receivable from shareholder	—	—	—	—	—	—	—	(751,961)	—	—	(751,961)

Net income	—	—	—	—	—	—	—	—	4,253,764	—	4,253,764

Balances, December 31, 2005	3,270,773	32,708	1,516,590	15,166	614,988	6,150	52,671,080	(1,706,211)	(20,186,622)	—	30,832,271

Receivable from shareholder	—	—	—	—	—	—	—	(2,234)	—	—	(2,234)

Net income	—	—	—	—	—	—	—	—	5,430,132		5,430,132

Balances, December 31, 2006	3,270,773	32,708	1,516,590	15,166	614,988	6,150	52,671,080	(1,708,445)	(14,756,490)	—	36,260,169

Issuance of participating stock	685,723	6,857	—	—	—	—	4,107,482	—	—	—	4,114,339

Dividends paid	—	—	—	—	—	—	—	—	(21,320,027)	—	(21,320,027)

Purchase of treasury stock	(577,123)	(5,771)	—	—	(150,000)	(1,500)	(1,198,000)	—	—	(3,162,736)	(4,368,007)

Sale or retirement of treasury stock	377,123	3,771	—	—	150,000	1,500	—	—	—	3,162,736	3,168,007

Forgiveness of receivable from shareholder	—	—	—	—	—	—	—	1,708,445	—		1,708,445

Net loss	—	—	—	—	—	—	—	—	(981,057)	—	(981,057)

Balances, December 31, 2007	3,756,496	$37,565	1,516,590	$15,166	614,988	$6,150	$55,580,562	$—	$(37,057,574)	$—	$18,581,869

See the accompanying notes to consolidated financial statements.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended December 31, 2005, 2006 and 2007

	2005	2006	2007
Cash flows from operating activities:
Net income (loss)	$4,253,764	$5,430,132	$(981,057)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation expense	—	—	4,114,339
Depreciation	1,434,703	1,674,534	1,815,775
Forgiveness of receivable from shareholder	—	—	1,708,445
Non-cash interest expense	—	—	552,748
Reserve for service charges receivable	171,848	290,055	289,601
Loss on disposal of equipment	59,895	108,426	247,975
Amortization of other assets	40,553	8,729	119,708
Reserve for inventory shrinkage and valuation	17,751	—	50,000
Deferred income taxes	2,521,819	3,255,596	(536,383)
Changes in working capital components:
(Increase) decrease in operating assets:
Inventories	(751,846)	(467,411)	(319,812)
Service charges receivable	(553,111)	(860,989)	(731,665)
Income taxes receivable	—	—	(28,700)
Prepaid expenses and other	34,019	293,549	1,812
Advances to officers and directors	(892,277)	118,378	384,881
Advances to team members	(5,045)	(87,972)	7,018
Other assets	(44,310)	(11,707)	(117,578)
Increase (decrease) in operating liabilities:
Accounts payable	(79,205)	(71,355)	(20,151)
Accrued expenses	(441,935)	421,931	3,021,153
Customer layaway deposits	77,408	142,955	26,106
Deferred rent	(30,662)	42,594	(2,889)
Income taxes payable	(26,403)	28,045	(50,323)

Net cash provided by operating activities	5,786,966	10,315,490	9,551,003

Cash flows from investing activities:
Principal recovered on forfeited loans through dispositions	20,726,275	27,198,647	34,521,159
Loans repaid	26,436,842	30,769,721	33,692,098
Loans made	(51,119,261)	(62,079,882)	(71,599,884)
Purchases of property and equipment	(1,194,203)	(1,282,297)	(2,967,987)

Net cash used in investing activities	(5,150,347)	(5,393,811)	(6,354,614)

(Continued)
See the accompanying notes to consolidated financial statements.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows, Continued
Years ended December 31, 2005, 2006 and 2007

	2005	2006	2007
Cash flows from financing activities:
Borrowings on revolving line of credit	23,890,098	20,886,000	50,516,255
Repayments on revolving line of credit	(15,399,510)	(26,631,146)	(45,064,832)
Borrowings on long-term debt	—	—	20,000,000
Principal payments on long-term debt	(7,401,259)	—	(2,047,837)
Principal payments on convertible subordinated debentures	(55,204)	(60,626)	(3,926,567)
Dividend payments	—	—	(21,320,027)
Purchases of treasury stock	—	—	(4,368,007)
Sale of treasury stock	—	—	3,168,007
Payment of loan commitment fees	—	—	(118,000)
Loans to shareholder	(751,961)	(2,234)	—

Net cash provided by (used in) financing activities	282,164	(5,808,006)	(3,161,008)

Increase (decrease) in cash	918,783	(886,327)	35,381

Cash at beginning of year	727,218	1,646,001	759,674

Cash at end of year	$1,646,001	$759,674	$795,055

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,405,642	$1,103,244	$1,902,214

Income taxes	$64,200	$164,016	$129,547

Supplemental schedule of non-cash investing activities:

Pawn loans forfeited and transferred to inventories	$22,729,284	$28,379,969	$35,676,876

See the accompanying notes to consolidated financial statements.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
(1)	Summary of Significant Accounting Policies
(a)	Restatement of Historical Financial Statements

Value Financial Services, Inc.’s (“VFS”) previously reported financial statements have been adjusted for certain items, summarized as follows:
•	In the consolidated statements of operations, VFS reclassified $1,270,622 and $1,501,432 of depreciation expense for the years ended 2005 and 2006, respectively, which was previously included in general and administrative expenses to store operating expenses, as VFS believes the inclusion of the operating store-related depreciation in store operating expenses is a better presentation of store operating income than as previously reported;

•	In the consolidated statements of cash flows, VFS recorded $2,003,009, and $1,181,322 for the years ended 2005 and 2006, respectively, as a reduction to cash used to acquire inventories in operating activities and principal recovered on forfeited loans through dispositions in investing activities for the non-cash forfeitures of loans and related collateral, as VFS believes the reduction of cash used to acquire inventories in operating activities and principal recovered on forfeited loans through dispositions in investing activities as it relates to the non-cash activity of forfeited collateral being reclassified to inventories is more reflective as a non-cash financing activity than as cash used in operating as well as cash provided by investing activities, as previously reported;

•	VFS has amended its consolidated statements of cash flows to report its borrowings and repayments on its revolving line of credit on a gross basis instead of a net basis since the maturity of the line of credit was not short-term in nature and VFS, therefore, concluded that the gross basis was more reflective of cash used in financing activities than as previously reported. That resulted in the amended reported of borrowings of $23,890,098 and $20,886,000 during the years ended 2005 and 2006, respectively, and repayments of $15,399,510, and $26,631,146 during the years ended 2005 and 2006, respectively. VFS had previously reported net borrowings (repayments) of $8,490,588, and ($5,745,146) during the years ended 2005, and 2006, respectively; and

•	VFS has amended its consolidated statements of cash flows to report the supplemental schedule of non-cash investing activities for loans that have forfeited and the related transfer of the collateral to inventories in the amounts of $22,729,284 and $20,886,000 during the years ended 2005 and 2006, respectively.
The consolidated financial statements reflecting the impact of the restatements noted above were issued to the VFS shareholders in August 2007. As a result, details as to the differences between the amounts previously reported and the restated amounts on each individual financial statement line item is not included in these re-issued consolidated financial statements.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(b)	Reporting Entity and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Value Financial Services, Inc. d/b/a Value Pawn and Jewelry Store, Inc. and its wholly-owned subsidiary, Value Pawn Holdings, Inc. (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is a provider of specialty financial services to individuals and offers secured non-recourse loans, commonly referred to as pawn loans, through its pawn lending operations. The pawn loan portfolio generates finance and service charges revenue. A related activity of the lending operations is the sale of inventory, primarily collateral from unredeemed pawn loans. As of December 31, 2005, the Company operated 60 stores, as of December 31, 2006, the Company operated 62 stores, and as of December 31, 2007, the Company operated 64 stores, located in Florida, Georgia, and Tennessee.

In November 2007, the Company organized two new subsidiary companies to operate pawn store locations in Mexico. The new companies, VFS Mexico Services, LLC and VFS Mexico Operations, LLC, are both Limited Liability Companies and are organized under the laws of the State of Florida. The Company intends to open four pawn store locations in Mexico during 2008.

In August 2007, the Company’s board of directors approved and the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission for an initial public offering (“IPO”) of the Company’s common stock. In November 2007, the board of directors determined that it was in the best interests of the shareholders to suspend the IPO activities and ultimately cancelled the IPO initiative during early 2008. Over the course of the IPO process, the Company accumulated approximately $1,190,500 of IPO related expenses. These costs include approximately $586,300 in legal, accounting and other fees that were incurred, paid and written off during 2007 and an additional $604,200 of underwriting and accounting fees that were accrued and written off during 2007.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(1)	Summary of Significant Accounting Policies, Continued
(d)	Revenue Recognition and Loans

Pawn loans (“loans”) are made on the pledge of tangible personal property for one month with an automatic extension period of 30 days. The Company accrues pawn service charge revenue based on anticipated redemption activity for pawn loans during each reporting period. The Company has historically been able to estimate redemption rates with a high degree of accuracy due to the short-term nature of its pawn loans. Yields on the Company’s outstanding loan portfolio fluctuate in correspondence with redemption activity. For loans not repaid, the carrying value of the forfeited collateral (“inventories”) is stated at the lower of cost (cash amount loaned) or market. Revenues from the sale of inventory are recognized at the time of sale and the risk of loss transfers to an unrelated third party. Revenues consist of pawn service charges and sales of inventory. Other revenues as reported on the consolidated statements of operations consist of proceeds from layaway forfeitures, check cashing fees and lost ticket fees.

(e)	Allowance for Pawn Service Charges

The Company accrues finance and service charges revenue only on those pawn loans that the Company deems collectible based on historical loan redemption statistics. Pawn loans written during each calendar month are aggregated and tracked for performance. Loan transactions may conclude based upon redemption, renewal or forfeiture of the loan collateral. The gathering of this empirical data allows the Company to analyze the characteristics of its outstanding pawn loan portfolio and estimate the probability of collection of finance and service charges. If the future actual performance of the loan portfolio differs significantly (positively or negatively) from expectations, revenue for the next reporting period would be likewise affected. Due to the short-term nature of pawn loans, the Company can quickly identify performance trends.

(f)	Inventories

Inventories represent merchandise acquired from forfeited loans, merchandise purchased directly from the public, and new merchandise purchased from vendors. Merchandise purchased directly from vendors and customers is recorded at cost. Merchandise from forfeited loans is recorded at the amount of the loan principal on the unredeemed goods. The cost of inventories, determined on the specific identification method, is removed from inventories and recorded as a cost of sales at the time of sale. Inventories are stated at the lower of cost or market. The Company provides an allowance for shrinkage and valuation based on management’s evaluation of the inventories. The allowance deducted from the carrying value of inventories amounted to approximately $283,000 as of December 31, 2005 and December 31, 2006, and $333,000 as of December 31, 2007, respectively.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(1)	Summary of Significant Accounting Policies, Continued
(g)	Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation expense is provided on a straight-line basis, using estimated useful lives of five to 20 years for furniture and fixtures, equipment and vehicles. The costs of improvements on leased stores are capitalized as leasehold improvements and are amortized on a straight-line basis using an estimated useful life of up to 15 years, which represents the applicable lease period. Routine maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts and gains or losses from dispositions are credited or charged to income in the consolidated statements of operations.

(h)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach goodwill is not amortized into results of operations but instead is reviewed for impairment at least annually and written down and charged to results of operations in the periods in which the recorded value of goodwill is determined to be greater than its fair value. Based on the results of the initial and subsequent impairment tests, management determined there have been no impairments.

(i)	Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

The Company evaluates its long-lived assets for financial impairment as events or changes in circumstances indicate that the carrying value of a long-lived asset may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against their estimated future cash flows (undiscounted and without interest charges). If such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

(j)	Customer Layaway Deposits

Interim payments from customers on layaway sales are credited to customer layaway deposits and are recorded as sales during the period in which final payment is received.

(k)	Deferred Rent

Certain operating lease agreements provide for scheduled rent increases over the lease term. As such, the rental payments are accrued and charged to expense on a straight-line basis.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(1)	Summary of Significant Accounting Policies, Continued
(l)	Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Deferred income taxes are recognized for the tax consequences in future years for temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change in deferred tax assets and liabilities during the period. In determining the amount of any valuation allowance required to offset deferred tax assets, an assessment is made that includes anticipating future income and determining the likelihood of realizing deferred tax assets.

Effective January 1, 2007, the Company began accounting for uncertainty in income taxes recognized in the consolidated financial statements in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 requires that a more-likely-than-not threshold be met before the benefit of a tax position may be recognized in the consolidated financial statements and prescribes how such benefit should be measured. It also provides guidance on derecognition, classification, accrual of interest and penalties, accounting in interim periods, disclosure and transition. It requires that the new standard be applied to the balances of assets and liabilities as of the beginning of the period of adoption and that a corresponding adjustment be made to the opening balance of accumulated deficit. See Note 4.

Management must evaluate tax positions taken on the Company’s tax returns for all periods that are open to examination by taxing authorities and make a judgment as to whether and to what extent such positions are more likely than not to be sustained based on merit. Management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. Management judgment is also required in evaluating whether tax benefits meet the more-likely-than-not threshold for recognition under FIN 48.

It is the Company’s policy to classify interest and penalties on income tax liabilities as interest expense and administrative expense, respectively. The Company did not change its policy on classification of such amounts upon adoption of FIN 48.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(1)	Summary of Significant Accounting Policies, Continued
(m)	Operations and Administration Expenses

Operations expenses include expenses incurred for personnel; occupancy and marketing that are directly related to the pawn lending operations. These costs are incurred within the lending locations. In addition, similar costs related to non-home office management and supervision and oversight of locations are included in operations expenses. Administration expenses include expenses incurred for personnel and general office activities such as accounting and legal directly related to corporate administrative functions.

(n)	Hedging and Derivatives Activity

The Company’s risk management policy is to use derivative financial instruments, as appropriate, to manage the interest expense related to debt with variable interest rates. These instruments are not designated as hedges; accordingly, gains and losses related to changes in fair value are reflected in the consolidated statements of operations at each reporting date. As of December 31, 2007, the Company had an interest rate derivative with a notional amount of $13,500,000 which effectively converted a portion of the Company’s debt from a variable rate of interest based on one-month LIBOR plus a margin determined on the basis of the Company’s quarterly funded debt to EBITDA ratio to a fixed LIBOR rate of 5.73% plus the same margin. The fair value of this interest rate swap was a liability of $552,748 which has been recorded as a non-current liability and the change in the fair value as an increase in interest expense in the accompany consolidated financial statements.

(o)	Accounting for Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” using the modified prospective transition method. Under this transition method, compensation cost represents the cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Prior to January 1, 2006, the Company accounted for stock options under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issue to Employees,” and related interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation.” No stock-based employee compensation cost was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2005 as all options granted under the Plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

Results for prior periods have not been restated to reflect the impact of adopting the new standard. Pro forma net income and reported net income were the same for the year ended December 31, 2005 as there were no material stock options requiring amortization of cost.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(1)	Summary of Significant Accounting Policies, Continued
(p)	Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and loans. The Company places its cash with high credit quality financial institutions. At various times throughout the years ended December 31, 2006 and 2007 some deposits held at financial institutions were in excess of federally insured limits. However, the Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk on these accounts.

Almost all of the Company’s pawn loans are to customers whose ability to pay is dependent upon the economics prevailing in their locations; however, concentrations of credit risk with respect to pawn loans are limited due to the large number of customers and generally short payment terms. The Company also requires a pledge of tangible personal property to help further reduce credit risk.

(q)	Recent Accounting Pronouncements

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and emphasizes that fair value is a market-based measurement, not an entity-specific measurement. It establishes a fair value hierarchy and expands disclosures about fair value measurements in both interim and annual periods. SFAS No. 157 will be effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In December 2007, FASB issued proposed FASB Staff Position (“FSP”) FAS 157-b, which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis. The proposed FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. The Company does not expect SFAS No. 157 to have a material effect on the Company’s consolidated financial position or results of operations, but anticipates additional disclosures when SFAS No. 157 becomes effective.

In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”) and requires an entity to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007. The Company does not expect SFAS No. 159 to have a material effect on the Company’s consolidated financial position or results of operations.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(1)	Summary of Significant Accounting Policies, Continued
(q)	Recent Accounting Pronouncements, Continued

In December 2007, FASB issued Statement of Financial Accounting Standards No. 141, “Business Combinations — Revised” (“SFAS No. 141(R)”). SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interests in the acquiree; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase price; and, determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The application of SFAS No. 141(R) will cause management to evaluate future transaction returns under different conditions, particularly the near term and long term economic impact of expensing transaction costs up front.

(r)	Reclassifications

Certain amounts in the consolidated financial statements for 2005 and 2006 have been reclassified to conform to the presentation format adopted in 2007 (see Note 1(a)). These reclassifications have no effect on net income or shareholders’ equity as previously reported.
(2)	Property and Equipment

Major classifications of property and equipment are as follows:

	December 31, 2005			December 31, 2006
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net

Leasehold Improvements	$7,867,864	$(3,687,631)	$4,180,233	$8,158,693	$(4,306,828)	$3,851,865
Furniture and fixtures	6,573,471	(4,130,274)	2,443,197	7,031,872	(4,803,003)	2,228,869
Equipment	3,293,678	(2,790,948)	502,730	3,512,997	(2,968,234)	544,763

	$17,735,013	$(10,608,853)	$7,126,160	$18,703,562	$(12,078,065)	$6,625,497

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(2)	Property and Equipment, Continued

	December 31, 2007
		Accumulated
	Cost	Depreciation	Net

Leasehold Improvements	$8,879,376	$(5,063,055)	$3,816,321
Furniture and fixtures	7,486,041	(4,979,710)	2,506,331
Equipment	4,406,518	(3,199,436)	1,207,082

	$20,771,932	$(13,242,201)	$7,529,734

Depreciation expense of property and equipment amounted to approximately $1,434,700, $1,674,500 and $1,815,800 for the years ended December 31, 2005, 2006 and 2007 respectively.

(3)	Accrued Expenses

The major components of accrued expenses are summarized as follows:

	December 31,	December 31,	December 31,
	2005	2006	2007

Accrued salaries and related benefits	$724,096	$777,989	$1,371,195
Accrued director and officer fees	—	—	1,507,250
Accrued initial public offering costs (see Note 1(a))	—	—	604,204
Employee insurance payable	236,931	440,101	438,533
Accrued sales tax payable	378,730	405,002	346,687
Accrued interest expense	211,672	228,351	197,862
Accrued lease termination costs	210,191	215,514	362,966
Other	53,518	170,112	429,525

	$1,815,138	$2,237,069	$5,258,222

In connection with the Company’s IPO initiative undertaken during 2007 (see Note 1(b)), the board of directors approved a total of $1,507,250 to be paid to certain of the Company’s board members and members of management for their efforts in the IPO process. The accrued director and officer fees as of December 31, 2007 above represent fees earned during 2007 for the aforementioned efforts.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(3)	Accrued Expenses, Continued

The following tables set forth the details and cumulative activity in the accruals associated with store closings in 2002 and 2004 of the Company in the consolidated balance sheets as of December 31, 2005, December 31, 2006 and December 31, 2007:

	Accrual as of			Accrual as of
	December 31,		Cash	December 31,
	2004	Provisions	Reductions	2005

Lease termination costs	$396,290	$—	$(186,099)	$210,191

	Accrual as of			Accrual as of
	December 31,		Cash	December 31,
	2005	Provisions	Reductions	2006

Lease termination costs	$210,191	$215,514	$(210,191)	$215,514

	Accrual as of			Accrual as of
	December 31,		Cash	December 31,
	2006	Provisions	Reductions	2007

Lease termination costs	$215,514	$330,000	$(182,548)	$362,966

(4)	Income Taxes

Income tax expense (benefit) consisted of the following:

	December 31,	December 31,	December 31,
	2005	2006	2007

Current tax expense (benefit):
Federal	$61,375	$163,989	$45,899
State	10,000	28,071	4,624

	71,375	192,060	50,523

Deferred tax expense (benefit):
Federal	2,143,806	2,779,757	(465,685)
State	378,013	475,839	(70,698)

	2,521,819	3,255,596	(536,383)

	$2,593,194	$3,447,656	$(485,860)

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(4)	Income Taxes, Continued

Actual income tax expense differs from the “expected” tax expense, computed by applying the U.S. federal corporate income tax rate, to the income from continuing operations before income taxes, as follows:

	2005	2006	2007

Income tax expense (benefit) computed at the federal statutory rate	$2,282,367	$3,018,448	$(498,752)
State income tax expense (benefit), net of federal tax benefit	243,676	328,659	(49,610)
Non-deductible expenses	23,388	59,904	53,102
Change in federal valuation allowance	—	—	—
Other	43,763	40,645	9,400

	$2,593,194	$3,447,656	$(485,860)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that, some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projects future taxable income, and tax planning strategies in making this assessment.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(4)	Income Taxes, Continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities at December 31, 2005, 2006 and 2007 were comprised of the following:

	2005	2006	2007

Deferred tax asset:
Net operating loss carryforward	$10,647,845	$6,771,265	$5,649,641
Allowance for doubtful service charges	552,466	661,614	770,591
Allowance for inventory	106,511	106,571	125,326
Deferred rent	119,476	135,504	134,416
Charitable contribution carryforward	7,246	12,193	18,808
Accrued expenses	12,189	246,708	944,042
Tax credits	213,774	412,764	491,519
Revenue recognition	1,786,838	1,786,838	2,067,811
Interest rate swap	—	—	201,903

	13,446,345	10,133,457	10,378,045

Deferred tax liability:
Property and equipment	(1,204,726)	(1,003,112)	(562,422)
Intangible assets	(834,697)	(979,019)	(1,127,914)

	(2,039,423)	(1,982,131)	(1,690,336)

	$11,406,922	$8,151,326	$8,687,709

These amounts are included in the accompanying consolidated balance sheets under the following captions:

	December 31,	December 31,	December 31,
	2005	2006	2007

Current:
Deferred tax assets	$3,275,000	$3,120,000	$4,042,186
Non-current:
Deferred tax assets	10,171,345	7,013,457	6,335,859
Deferred tax liabilities	(2,039,423)	(1,982,131)	(1,690,336)

Net non-current	8,131,922	5,031,326	4,645,523

Net deferred tax assets	$11,406,922	$8,151,326	$8,687,709

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(4)	Income Taxes, Continued

The Company’s net deferred tax assets include substantial amounts of net operating loss carryforwards, totaling approximately $17,628,000 and $15,287,000 for federal and state income tax purposes, respectively, as of December 31, 2006, and $15,022,000 and $12,752,000 for federal and state income tax purposes, respectively, as of December 31, 2007. The utilization of the Company’s net operating loss carryforwards may be limited in any given year under certain circumstances. Events which may affect the Company’s ability to utilize these carryforwards include, but are not limited to, future profitability, cumulative stock ownership changes of 50% or more over a three-year period, as defined by Section 382 of the Internal Revenue Code, and the timing of the utilization of the tax benefit carryforwards.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that, some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projections of future taxable income, and tax planning strategies in making this assessment. No valuation allowance has been provided for these deferred tax assets at December 31, 2007 as management has deemed that full realization of these assets is more likely than not.

As of December 31, 2007, the Company had a net operating loss carryforward of approximately $15,022,000 for federal and $12,752,000 for state income tax purposes, which will expire between 2021 and 2022. The federal and state net operating loss carryforwards will expire in each of the years ending December 31 as follows:

	Federal	State

2021	$8,581,000	$6,490,000
2022	6,440,000	6,262,000

	$15,022,000	$12,752,000

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company did not recognize a change in the liability for unrecognized tax benefits related to tax positions taken in prior periods, and thus, did not record a change in its opening accumulated deficit. During the year ended December 31, 2007, there was no activity related to prior or current years’ tax positions, settlements or reductions resulting from expirations of unrecognized tax benefits or obligations.

Accordingly, there are no unrecognized tax benefits that, if recognized, would affect the effective tax rate. No interest or penalties have been accrued in the consolidated financial statements related to unrecognized tax benefits. The Company does not expect a significant increase or decrease in unrecognized tax benefits during the next 12 months. As of December 31, 2007, the Company’s 2004 through 2007 tax years were open to examination by the Internal Revenue Service and major state taxing jurisdictions.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(5)	Long-Term Debt

On December 16, 2005, the Company entered into a revolving line of credit arrangement with a commercial bank (the “Line of Credit”). Under the terms of the Line of Credit, the initial borrowing limit of $15,000,000 was reduced in increments of $1,250,000 on April 3, 2006; January 3, 2007; and April 3, 2007; and was to be reduced by an additional $1.25 million on January 3, 2008. The balance was due in full upon maturity on November 30, 2008. Interest was due monthly at the one-month LIBOR rate plus a margin determined on the basis of the Company’s quarterly funded debt to EBITDA ratio. An availability fee equal to 0.1% per annum was charged on the difference between the borrowing limit and the outstanding principal balance.

The Line of Credit was collateralized by substantially all of the Company’s assets and contains certain conditions and covenants that prevented or restricted the Company from engaging in certain transactions without the consent of the lender. The Company was also required to maintain certain financial covenants, including a Funded Debt to EBITDA Ratio, a Liabilities to Tangible Net Worth Ratio, and a Fixed Charge Coverage Ratio. Among the other conditions and covenants of the Line of Credit, the most restrictive required that the Company abide by annual and quarterly reporting requirements; maintain its primary depository account with the commercial bank; not enter into new debt agreements that would cause the Company’s total debt to exceed the Line of Credit borrowing limit by $500,000; not retire any long-term debt entered into prior to the date of the Line of Credit at a date in advance of its legal obligation to do so; not retire or otherwise acquire any of its capital stock; and not extend any credit or loan or advance any monies to any parent entity, subsidiary, officer, director, shareholder or any other affiliate, except that the Company could make loans to its employees in the ordinary course of business of up to $500,000. The Company repurchased and retired 200,000 shares of Series A-1 Participating Stock in April 2007; however a waiver for this repurchase was granted by the bank. As of June 30, 2007, the Line of Credit was paid in full.

On June 15, 2007, the Company entered into an agreement for a $37 million senior credit facility with a new bank (the “Credit Facility”). The Credit Facility is comprised of a $17 million working capital line of credit and a $20 million term loan. The line of credit matures in two years while the term loan carries a five-year maturity. The Company will make equal monthly payments of principal and interest over the five-year term. Interest rates are based on 30-day LIBOR plus a margin that is determined by the Company’s funded debt to EBITDA ratio. The Company entered into an interest rate swap agreement that applies a fixed annual LIBOR rate of 5.73% to 75% of the outstanding principal balance of the term loan. The margin ranges from 150-195 basis points on the line of credit (interest rate of 6.95% as of December 31, 2007) and from 165-210 basis points on the term loan (interest rate of 7.13% as of December 31, 2007). At funding, the Company was at the high end of the pricing range. In addition, there is an unused line fee on the line of credit of 10-20 basis points, depending on the Company’s funded debt to EBITDA ratio. The Company paid an upfront commitment fee of $118,000 which is being amortized over the life of the Credit Facility. With the proceeds from the Credit Facility, the Company retired its previous Line of Credit.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(5)	Long-Term Debt, Continued

The Credit Facility is collateralized by substantially all of the Company’s assets and contains conditions and covenants that prevent or restrict the Company from engaging in certain transactions without the consent of the lender. The Company is also required to maintain certain financial covenants, including a leverage ratio and a fixed charge coverage ratio. Among the other conditions and covenants, the Credit Facility requires the Company to (i) abide by annual and quarterly reporting requirements; (ii) maintain its primary depository account with the commercial bank; (iii) not enter into new debt agreements that exceed $50,000; (iv) not incur capital expenditures in excess of $3,000,000 in any fiscal year; (v) not retire or otherwise acquire any of its capital stock; (vi) not extend any credit or loan or advance any monies to any person in excess of $50,000; and (vii) not make cash distributions to shareholders without the lender’s prior consent. As of and during the year ended December 31, 2007 and as of March 31, 2008, the Company was in noncompliance with several of the negative covenants of the Credit Facility; however, the Company has requested and received waivers from the bank for the respective noncompliance. The Company had $849,898 in checks outstanding in excess of bank deposits in the Company’s bank accounts as of December 31, 2007, which are included in the line of credit balance in the accompanying consolidated balance sheets and borrowings on revolving line of credit in the accompanying consolidated statements of cash flows. The bank does not require funding of the account until the checks are presented to the bank for payment.

Long-term debt as of December 31, consisted of the following:

	December 31,	December 31,	December 31,
	2005	2006	2007

Revolving line of credit with a commercial bank	$13,125,867	$7,380,721	$12,832,144
Term loan	—	—	17,952,163

Total long-term debt	13,125,867	7,380,721	30,784,307
Less: current maturities of long-term debt	—	—	(4,000,000)

Total long-term debt, less current maturities	$13,125,867	$7,380,721	$26,784,307

Future principal maturities of long-term debt as of December 31, 2007, are due in future years as follows:

Year ending December 31,

2008	$4,000,000
2009	16,832,144
2010	4,000,000
2011	4,000,000
2012	1,952,163

$30,784,307

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(6)	Convertible Subordinated Debentures, Participating Stock and Options

A private placement of $8,260,775 convertible subordinated debentures (the “1998 debentures”) which are automatically convertible to common stock upon an initial public offering where the gross offering is not less than $5 million and the shares of common stock sold are at a price per share of not less than $24, a merger or the sale of substantially all of the Company’s assets, or are voluntarily convertible for five years at the holder’s option at a conversion price of $20 per share, was authorized and fully subscribed during 1998. Interest on the outstanding 1998 debentures is payable quarterly at a rate of 6.5%, and the 1998 debentures mature in 15 years.

In April 1999, the Company authorized and fully subscribed a private placement of $15,047,600 convertible subordinated debentures (the “1999 debentures”) which are automatically convertible to common stock upon an initial public offering, merger, or other significant event (which would result in a valuation of $40 per share after the transaction), or are voluntarily convertible for five years at the holder’s option at a conversion price of $24 per share. Interest on the outstanding 1999 debentures is payable quarterly at an initial rate of 6.4%. During November 2002, the interest rate was reduced to 6.4% unless the prime rate exceeds 6.4% in which case interest is at prime. Interest is currently payable at prime (8.25% at December 31, 2006) and any difference is accrued and will be payable at maturity. The maturity date for the 1999 debentures was June 30, 2007. The Company repaid and retired $3,864,000 of long-term debt in June 2007, representing the 1999 convertible subordinated debentures. Additionally, the Company paid $194,000 of deferred interest the 1999 debenture holders had earned between November 2002 and August 2005. This interest had been deferred in accordance with the terms of an Amendment that the 1999 debenture holders agreed to in November 2002. In August 2001, the Company entered into exchange agreements with certain holders of the $16,547,600 outstanding 1999 debentures in which certain holders exchanged their 1999 debentures for shares of the Company’s Series A-1 participating stock. Under the exchange agreement, the holder of the outstanding 1999 debentures received one share of Series A-1 participating stock for every $10 of outstanding debentures. Each Series A-1 holder is entitled to one vote per share owned. This exchange transaction resulted in the issuance of 1,112,000 shares of Series A-1 participating stock and the retirement of $11,120,000 of the 1999 debentures. The Company granted certain shareholders warrants to purchase 145,648 shares of its Series A-1 participating stock at an option price of $10 per share which was exercisable on or before September 6, 2006. No warrants have ever been exercised and expired on September 6, 2006.

In August 2001, the Company entered into stock purchase agreements for its Series A-2 participating stock. The purchase price was $9.90 per share and was payable in either cash or payment to the bank for which an unsecured note payable of the Company is guaranteed by the individual purchaser of Series A-2 participating stock. This stock purchase transaction resulted in the issuance of 1,415,981 shares of Series A-2 participating stock and the retirement of $2,545,750 unsecured notes payable to banks. During 2002, an additional 100,609 shares of Series A-2 participating stock was issued.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(6)	Convertible Subordinated Debentures, Participating Stock and Options, Continued

The Series A-2 participating stock carries a liquidation value of $9.90 per share with preference to all other capital stock and a cumulative dividend rate of 14.54% increasing 0.5% each six months through August 2003 to 16.04%. The Company had redemption rights on the Series A-2 stock until August 31, 2003. Any Series A-2 stock outstanding after this date receives additional voting rights such that each share is entitled to 4.43 votes and the dividend rate increased to 16.54% and that rate continues throughout the life of the Series A-2 stock. Accumulated and unpaid dividends compound annually. There is no provision for accrual of the cumulative unpaid dividends unless declared by the Company’s board of directors. The total unaccrued cumulative unpaid dividends on the Series A-2 participating stock is approximately $13,957,000, $18,749,000 and $1,240,000 as of December 31, 2005, 2006 and 2007, respectively.

In August 2001, the Company entered into exchange agreements with certain holders of the $8,260,775 outstanding 1998 debentures in which certain holders exchanged their 1998 debentures for shares of the Company’s Series B participating stock. Each Series B holder is entitled to one vote per share owned. Under the exchange agreement, the holder of the outstanding 1998 debentures received one share of Series B participating stock for every $10 of outstanding debentures. This exchange resulted in the issuance of 614,988 shares of Series B participating stock and the retirement of $6,194,880 of the 1998 debentures. Additionally, the Series A-2 holders purchased option rights to purchase 758,295 shares of common stock (see Note 8). On April 3, 2007, the Company’s board of directors authorized management to secure the necessary funds to make a dividend payment to the holders of Series A-2 Participating Stock by June 30, 2007. The Company made payments totaling $21.3 million to the Series A-2 Participating Stock holders, representing dividends accrued through the applicable payment dates in June 2007. Dividends continue to accumulate at the annual rate of 16.54%, but will not be accrued by the Company until they are approved and authorized by the board of directors.

Pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” management has determined that the Series A-2 option rights should be classified as a liability. However, the fair value of these option rights was calculated using the Black-Scholes Option Pricing Model and deemed to be immaterial. In addition, as of December 31, 2007 this liability for the option rights would be reclassified to additional paid-in capital upon completion of an initial public offering.

There are also 21,000 options outstanding that were granted in 1999 to the Company’s board of directors. These options can be exercised at an exercise price of $20.00 per share. If not exercised by 2009, the options will terminate. None of these options are required to be converted to common stock upon filing of an initial public offering.

Each share of participating stock is convertible, at the option of the holder, into the number of fully paid and nonassessable shares of common stock determined by dividing the applicable original price by the conversion price applicable to that share in effect at the date of conversion, initially on a one-for-one basis. The Company may at any time require the conversion of all of the outstanding shares of the various series of participating stock if (a) the Company is at such time effecting a initial public offering or (b) at any time in which the holders of a majority of the then outstanding shares of such series of participating stock elect to convert their shares into common stock. None of the various series of participating stock were converted to common stock in connection with the Company’s filing and subsequent suspension of its IPO during 2007.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(6)	Convertible Subordinated Debentures, Participating Stock and Options, Continued

The Series A-1 participating stock has a liquidation value of $10 per share plus 8.0% per annum. The Series B participating stock has a liquidation value of $10 per share plus 6.0% per annum. Both the Series A-1 and B participating stocks are subordinate in liquidation to the Series A-2 participating stock and do not provide for dividends. As of December 31, 2005, December 31, 2006 and December 31, 2007, there were 795,374, 795,374 and 126,010, respectively, shares of the Company’s Series A-2 participating stock held by directors of the Company. In addition, approximately $2,448,200 was paid to such directors of the Company during June 2007 representing the accumulated unaccrued dividends related to the Series A-2 participating stock for the period from August 2001 through June 2007.

Below is a summary of the outstanding 1998 and 1999 debentures:

	December 31,	December 31,	December 31,
	2005	2006	2007

1998 debentures	$526,853	$466,227	$403,660
1999 debentures	3,864,000	3,864,000	—

	4,390,853	4,330,227	403,660
Less current maturities of 1998 and 1999 debentures	(58,881)	(3,926,802)	(66,736)

Total debentures, less current maturities	$4,331,972	$403,425	$336,924

(7)	Shareholders’ Equity
(a)	Common Stock

The Company is authorized to issue 35,000,000 shares of common stock with a par value of $0.01 per share. There were no shares issued or outstanding for all periods presented.

(b)	Participating Stock

The Company is authorized to issue 15,000,000 shares of participating stock with a par value of $0.01 per share. Of the authorized shares of participating stock, 3,756,496 shares are designated “Series A-1 Participating Stock,” 2,500,000 shares are designated “Series A-2 Participating Stock,” and 682,038 shares are designated “Series B Participating Stock.” The balance of shares of authorized participating stock may be issued from time to time in one or more series as the board of directors may determine. See Note 6 for the rights, preferences and conversion features of the related participating stock series.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(7)	Shareholders’ Equity, Continued
(b)	Participating Stock, Continued

On June 15, 2007, the Company’s board of directors approved employment agreements for the three Company officers, John Thedford, Chief Executive Officer, Woody Whitcomb, Chief Financial Officer and Lawrence Kahlden, Chief Operating Officer. The employment agreements were documented and executed by the Company. The agreements cover a three-year period from January 1, 2007 through December 31, 2009 and establish compensation, including a one-time grant of 640,008 shares of Series A-1 Participating Stock, divided among the three officers. An additional 45,715 shares of Series A-1 Participating Stock were granted to an outside consultant. The grant price was set at $6.00 per share (based on a recent stock transaction) and resulted in a charge to compensation expense of approximately $6.5 million (including approximately $2.4 million of taxes paid on behalf of the officers) during the year ended December 31, 2007.

(c)	Treasury Stock

Treasury stock is recorded at cost. During the year ended December 31, 2007, the Company repurchased shares of Series A-1 and B Participating Stock which were immediately sold or retired.

During February 2007, the Company repurchased 377,123 shares of Series A-1 Participating Stock for $2,262,736 and 150,000 shares of Series B Participating Stock for $900,000 (for a total of $3,162,736) from a former director of the Company (who resigned in July 2007) and immediately re-sold these shares to a group of investors which included a director, three officers and four other existing unrelated shareholders of the Company.

During April 2007, the Company repurchased 200,000 shares of Series A-1 Participating Stock from an unrelated shareholder for $1,200,000. The Company immediately retired the shares upon redemption.

(d)	Receivable from Shareholder

During 2002, the Company loaned a key employee, who is also its chief executive officer and a shareholder, approximately $954,000 in order to purchase 95,425 shares of the Company’s Series A-1 Participating Stock. During 2005, the Company entered into an employment agreement with this same key employee. Under the provisions of the agreement, the Company advanced an additional amount of approximately $754,000 for the purpose of purchasing 87,707 additional shares of the Company’s Series A-1 Participating Stock and consolidated the payments made with the previously outstanding note receivable from that shareholder. Pursuant to the consolidated promissory note and pledge agreement between the key employee and the Company, payment of the indebtedness was secured by 183,132 shares of Series A-1 Participating Stock held by the Company. Upon the occurrence of a default, the Company had the right to reassign, sell or otherwise dispose of the pledged shares. The promissory note did not contain performance goals, nor did it contain any loan forgiveness provisions. The employment agreement expired during 2005.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(7)	Shareholders’ Equity, Continued
(d)	Receivable from Shareholder, Continued

The Company had classified the note as contra-equity in the accompanying consolidated balance sheets. In June 2007, pursuant to the Company’s employment agreement with its chief executive officer, the Company forgave the indebtedness owed to the Company by its chief executive officer in the aggregate amount of approximately $1.7 million. This amount was recorded as compensation expense in the Company’s consolidated financial statements in June 2007. As of December 31, 2005, December 31, 2006 and December 31, 2007, the total amount of the consolidated note receivable from the shareholder is approximately $1,706,000, $1,708,000 and $0, respectively.
(8)	Stock Options and Option Rights

In 1999, the board of directors and shareholders approved an Incentive Stock Option Plan for non-employee board members (the “Board Plan”). The maximum number of options reserved is 100,000 at an option price to be determined by the board of directors or a committee of the board to reflect market value at the date of grant. In July 1999, 21,000 options at an option price of $20 were granted under the Board Plan and are fully exercisable at the date of grant for a period of 10 years.

In 2001, the board of directors and stockholders approved a plan to offer $21 million of Series A-2 participating stock at a price of $9.90 per share. In conjunction with this offering, investors purchased an option for $0.10 per share under an Option Right Agreement. The option is exercisable for ten years and provides the holder with the option to either: (a) purchase one-half share of common stock at a price of $.01 per share for every share of Series A-2 participating stock purchased; or (b) receive a liquidation preference in the amount of $2.70 for every Option Right purchased. As of December 31, 2006, the Series A-2 holders are entitled to purchase 1,516,590 option rights, which would entitle them to purchase 758,295 shares of common stock. All option rights have been purchased but none have ever been exercised.

The following table summarizes information about stock option activity under the Board Plan during 2005 and 2006:

Shares
Balance, December 31, 2005	21,000
Options granted	—
Options exercised	—
Options forfeited	—

Balance, December 31, 2006	21,000
Options granted	—
Options exercised	—
Options forfeited	—

Balance, December 31, 2007	21,000

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(8)	Stock Options and Option Rights, Continued

The status of stock options outstanding under the Board Plan as of December 31, 2007 is as follows:

		Weighted	Weighted		Aggregate
Exercise	Number	average	average	Number	intrinsic
Price	outstanding	remaining life	exercise price	exercisable	value

$20.00	21,000	2.50	$20.00	21,000	$—

(9)	Employee Benefit Plan

The Company has a defined contribution plan (the “Plan”) qualifying under Section 401(k) of the Internal Revenue Code. Substantially all team members who have met certain service requirements are eligible for participation in the Plan. Participants may defer and contribute to the Plan up to 25% of their compensation not to exceed the IRS limit. The participants’ contributions vest immediately, while the Company contributions vest over five years. The Company increased its discretionary contribution match during 2006 to 100% of the participant’s contributions, not to exceed $5,000 in any Plan year. The Company’s contribution to the Plan totaled approximately $94,100, $169,900 and $279,300 for the years ended December 31, 2005, 2006 and 2007, respectively.

(10)	Commitments and Contingencies
(a)	Operating Leases
The Company leases its store level and administrative facilities under operating leases. Future minimum rentals due under non-cancelable leases including closed stores are as follows for each of the years ending December 31:

2008	$4,941,000
2009	4,174,000
2010	3,682,000
2011	2,720,000
2012	2,415,000
Thereafter	3,930,000

$21,862,000

Rent expense totaled approximately $4,497,000, $4,686,000 and $5,069,000 for the years ended December 31, 2005, 2006 and 2007, respectively. Most of the Company’s leases have renewal options for one or two three- to five-year periods.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(10)	Commitments and Contingencies, Continued
(a)	Operating Leases, Continued

The Company subleases some of the above facilities. Future minimum rentals expected under these subleases are as follows for the years ending December 31:

2008	$72,000
2009	27,000
2010	24,000
2011	2,000
2012	—

$125,000

Rental income received from subleases totaled approximately $214,900, $164,000 and $157,600 for the years ended December 31, 2005, 2006 and 2007, respectively, and has been recorded as a reduction of rent expense in the accompanying consolidated statements of operations.

(b)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity and, as such, no accrual has been made in the accompanying consolidated financial statements.

(c)	Losses from Hurricanes and Insurance Recoveries

During 2005, the State of Florida was hit by a hurricane which damaged some of the Company’s pawnshop locations. In addition, business interruption losses were incurred at several of the Company’s pawnshop locations as a result of the hurricane that hit Florida. The total business interruption insurance recoveries recognized during the year ended 2005 totaled approximately $59,000 and is included in net sales in the accompanying consolidated statements of operations.

In connection with the hurricane losses described above, the Company also recorded receivables of approximately $79,000 for damage at the affected pawnshop locations which is included in prepaid expenses and other in the accompanying consolidated balance sheet as of December 31, 2005.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(10)	Commitments and Contingencies, Continued
(d)	Gain from Theft and Insurance Recoveries

During 2005, one of the Company’s locations in Tampa was the victim of a burglary. A receivable of approximately $526,000 for insurance reimbursement on stolen assets and business interruption has been included in prepaid expenses and other assets in the accompanying consolidated balance sheets. Related gains from insurance proceeds of approximately $182,000 and $240,000 are included in net sales and service charge revenues, respectively, for the year ended December 31, 2005. Included in cost of sales are losses related to inventory write-off’s of approximately $297,000 for the year ended December 31, 2005. The total insurance reimbursement of $530,000 was received during 2006.

During 2007, one of the Company’s locations in West Palm Beach was the victim of a burglary. A receivable of approximately $789,000 for insurance reimbursement on stolen assets and business interruption has been included in prepaid expenses and other assets in the accompanying consolidated balance sheets. Related gains from insurance proceeds of approximately $388,000 and $132,000 are included in net sales and service charge revenues, respectively, for the year ended December 31, 2007. The total insurance reimbursement of $1,168,000 was received during 2008.

During October 2007, one of the Company’s pawn store locations in Tampa was the victim of a burglary. A receivable of approximately $235,000 for insurance reimbursement on stolen assets has been included in prepaid expenses and other assets in the accompanying consolidated balance sheets.

During December 2007, one of the Company’s pawn store locations in Atlanta Georgia was the victim of a robbery. A report has been filed with the Company’s Insurance Company; however, the claim amount has not yet been finalized.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(11)	Fair Values of Financial Instruments

The carrying amounts and estimated fair values of financial instruments as of December 31, 2005, December 31, 2006 and December 31, 2007 were as follows:

	December 31, 2005		December 31, 2006		December 31, 2007
	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value	Value	Fair Value

Financial assets:
Cash	$1,646,001	$1,646,001	$759,674	$759,674	$795,055	$795,055
Loans	11,598,110	11,598,110	14,528,302	14,528,302	16,759,212	16,759,212
Cash advances, net	523,419	523,419	493,013	493,013	101,114	101,114
Financial liabilities:
Interest rate swap liability	—	—	—	—	552,748	552,748
Convertible subordinated debentures	4,390,853	4,390,853	4,330,227	4,330,227	403,660	403,660
Long-term debt	13,125,867	13,125,867	7,380,721	7,380,721	30,784,307	30,784,307
The carrying amounts of financial instruments including cash, loans and cash advances approximated fair value as of December 2005, 2006 and 2007 because of the relatively short-term nature and maturity of these instruments. The Company’s bank credit facility bears interest at a rate that is frequently adjusted on the basis of market rate changes. The fair value of the remaining long-term debt instruments are estimated based on market values for debt issues with similar characteristics or rates currently available for debt with similar terms. In order to manage interest rate exposure, the Company, from time to time, enters into interest rate swap agreements (see Note 1(m). These interest rate swaps are recorded at fair value and, therefore, the carrying value equals fair value of these financial instruments.

(12)	Subsequent Event

In March 2008, the Company entered into an agreement to sell up to 100%, but not less than 70%, of the equity ownership to EZCORP, Inc. Closing of the transaction is expected to occur in July 2008.

16. PRO FORMA FINANCIAL INFORMATION
EZCORP, Inc. and Subsidiaries
Pro Forma Combined Financial Statements of EZCORP, Inc. and Subsidiaries
and Value Financial Services, Inc. (Unaudited)
The unaudited pro forma financial information included below has been prepared to illustrate the pro forma effects of our acquisition of Value Financial Services, Inc. (“VFS”). The pro forma combined balance sheet was prepared as if our acquisition of VFS were completed on the balance sheet date of March 31, 2008. The pro forma statements of operations give effect to the acquisition of VFS as if it had occurred on October 1, 2006, the beginning of the earliest period presented. This pro forma information has been prepared and is being furnished for informational purposes only and does not purport to be indicative of what would have resulted had the sale transaction occurred on the dates indicated or what may result in the future.

EZCORP, Inc. and Subsidiaries
Pro Forma Combined Balance Sheet as of March 31, 2008 (Unaudited)

	As		Pro Forma	Pro Forma
	Reported	VFS	Adjustments	Combined
	(In thousands)
Assets:
Current assets:
Cash and cash equivalents	$35,551	$316	$(20,000)	$15,867
Pawn loans	56,701	15,046	—	71,747
Payday loans, net	5,290	—	—	5,290
Pawn service charges receivable, net	8,983	2,941	—	11,924
Signature loan fees receivable, net	4,781	—	—	4,781
Inventory, net	35,999	12,360	—	48,359
Deferred tax asset, net	9,006	4,141	—	13,147
Federal income tax receivable	—	11	(11)	—
Prepaid expenses and other assets	7,281	1,631	—	8,912

Total current assets	163,592	36,446	(20,011)	180,027

Investment in unconsolidated affiliate	36,904	—	—	36,904
Property and equipment, net	38,413	7,802	—	46,215
Deferred tax asset, non-current	5,346	3,676	—	9,022
Goodwill	24,422	4,874	54,022	83,318
Other assets, net	5,350	322	6,860	12,532

Total assets	$274,027	$53,120	$40,871	$368,018

Liabilities and stockholders’ equity:
Current liabilities:
Accounts payable and other accrued expenses	$22,202	$6,109	$—	$28,311
Customer layaway deposits	2,456	842	—	3,298
Federal income taxes payable	2,363	—	(11)	2,352
Current maturities of long-term debt	—	4,068	5,932	10,000

Total current liabilities	27,021	11,019	5,921	43,961

Long-term debt	—	20,729	34,869	55,598
Interest rate swap liability	—	800		800
Deferred gains and other long-term liabilities	3,003	357	—	3,360

Total long-term liabilities	3,003	21,886	34,869	59,758

Commitments and contingencies	—	—	—	—

Total liabilities	30,024	32,905	40,790	103,719

Stockholders’ equity:
Preferred Stock	—	59	(59)	—
Class A Non-voting Common Stock	384	—	16	400
Class B Voting Common Stock	30	—	—	30
Additional paid-in capital	133,430	55,581	(35,301)	153,710
Cumulative effect of adopting a new accounting principle	(106)	—	—	(106)
Retained earnings (accumulated deficit)	107,418	(35,425)	35,425	107,418

	241,156	20,215	81	261,452
Treasury stock, at cost (27,099 shares)	(35)	—	—	(35)
Accumulated other comprehensive income	2,882	—	—	2,882

Total stockholders’ equity	244,003	20,215	81	264,299

Total liabilities and stockholders’ equity	$274,027	$53,120	$40,871	$368,018

See Note A to Pro Forma Combined Financial Statements (unaudited).

EZCORP, Inc. and Subsidiaries
Pro Forma Combined Statement of Operations for the Year Ended September 30, 2007
(Unaudited)

	As		Pro Forma		Pro Forma
	Reported	VFS	Adjustments	Notes	Combined
	(In thousands, except per share amounts)
Revenues:
Sales	$192,987	$72,027	$—		$265,014
Pawn service charges	73,551	27,417	—		100,968
Signature loan fees	104,347	—	—		104,347
Other	1,330	1,511	—		2,841

Total revenues	372,215	100,955			473,170

Cost of goods sold	118,007	45,729	—		163,736

Net revenues	254,208	55,226	—		309,434

Operating expenses:
Operations	128,602	32,215	180	(B)	160,997
Signature loan bad debt	28,508	—	—		28,508
Administrative	31,749	17,652	—	(C)	49,401
Depreciation and amortization	9,812	1,772	—		11,584

Total operating expenses	198,671	51,639	180		250,490

Operating income	55,537	3,587	(180)		58,944

Interest income	(1,654)	—	—		(1,654)
Interest expense	281	1,504	2,520	(D)	4,305
Equity in net income of unconsolidated affiliate	(2,945)	—	—		(2,945)
(Gain) / loss on sale / disposal of assets	(72)	243	—		171

Income before income taxes	59,927	1,840	(2,700)		59,067
Income tax expense	22,053	696	(997)	(E)	21,752

Net income	$37,874	$1,144	$(1,703)		$37,315

Net income per common share:
Basic	$0.92				$0.87

Diluted	$0.88				$0.83

Weighted average shares outstanding:
Basic	41,034		1,625	(F)	42,659
Diluted	43,230		1,625	(F)	44,855
See Notes to Pro Forma Combined Financial Statements (unaudited).

EZCORP, Inc. and Subsidiaries
Pro Forma Combined Statement of Operations for the Six Months Ended March 31, 2008
(Unaudited)

	As		Pro Forma		Pro Forma
	Reported	VFS	Adjustments	Notes	Combined
	(In thousands, except per share amounts)
Revenues:
Sales	$116,837	$46,397	$—		$163,234
Pawn service charges	44,693	14,953	—		59,646
Signature loan fees	63,694	—	—		63,694
Other	707	815	—		1,522

Total revenues	225,931	62,165			288,096

Cost of goods sold	70,272	28,200	—		98,472

Net revenues	155,659	33,965	—		189,624

Operating expenses:
Operations	74,592	19,303	90	(B)	93,985
Signature loan bad debt	16,302	—	—		16,302
Administrative	19,734	8,632	(1,507)	(C)	26,859
Depreciation and amortization	5,946	979	—		6,925

Total operating expenses	116,574	28,914	(1,417)		144,071

Operating income	39,085	5,051	1,417		45,553

Interest income	(194)	—	—		(194)
Interest expense	156	2,164	(152)	(D)	2,168
Equity in net income of unconsolidated affiliate	(2,165)	—	—		(2,165)
(Gain) / loss on sale / disposal of assets	243	52	—		295

Income before income taxes	41,045	2,835	1,569		45,449
Income tax expense	15,474	1,131	591	(E)	17,196

Net income	$25,571	$1,704	$978		$28,253

Net income per common share:
Basic	$0.62				$0.66

Diluted	$0.59				$0.63

Weighted average shares outstanding:
Basic	41,360		1,625	(F)	42,985
Diluted	43,241		1,625	(F)	44,866
See Notes to Pro Forma Combined Financial Statements (unaudited).

EZCORP, Inc. and Subsidiaries
Pro Forma Combined Statement of Operations for the Six Months Ended March 31, 2007
(Unaudited)

	As		Pro Forma		Pro Forma
	Reported	VFS	Adjustments	Notes	Combined
		(In thousands, except per share amounts)
Revenues:
Sales	$99,012	$37,259	$—		$136,271
Pawn service charges	34,518	13,052	—		47,570
Signature loan fees	47,108	—	—		47,108
Other	692	773	—		1,465

Total revenues	181,330	51,084			232,414

Cost of goods sold	60,197	23,764	—		83,961

Net revenues	121,133	27,320	—		148,453

Operating expenses:
Operations	62,492	15,443	90	(B)	78,025
Signature loan bad debt	8,944	—	—		8,944
Administrative	15,495	4,484	—		19,979
Depreciation and amortization	4,699	856	—		5,555

Total operating expenses	91,630	20,783	90		112,503

Operating income	29,503	6,537	(90)		35,950

Interest income	(881)	—	—		(881)
Interest expense	147	502	1,510	(D)	2,159
Equity in net income of unconsolidated affiliate	(1,465)	—	—		(1,465)
(Gain) / loss on sale / disposal of assets	24	52	—		76

Income before income taxes	31,678	5,983	(1,600)		36,061
Income tax expense	11,721	2,349	(592)	(E)	13,478

Net income	$19,957	$3,634	$(1,008)		$22,583

Net income per common share:
Basic	$0.49				$0.53

Diluted	$0.46				$0.50

Weighted average shares outstanding:
Basic	40,773		1,625	(F)	42,398
Diluted	43,347		1,625	(F)	44,972
See Notes to Pro Forma Combined Financial Statements (unaudited).

Notes to Pro Forma Combined Financial Statements of EZCORP, Inc. and subsidiaries and Value Financial Services, Inc. (Unaudited)
Note A: Pro Forma Adjustments to the Unaudited Pro Forma Combined Balance Sheet as of March 31,
2008
The pro forma adjustments to the unaudited pro forma combined balance sheet as of March 31, 2008 consist of the allocation of the expected total purchase price to the estimated fair value of VFS’s net assets, including the elimination of VFS’s existing equity, and the financing of the acquisition, including the use of $20 million of cash, the issuance of 1,625,015 additional EZCORP, Inc. common shares to current VFS shareholders, and the additional borrowings to finance the remainder of the transaction. To finance a portion of the VFS acquisition, we are refinancing our credit agreement to a total availability of $120 million, including a $40 million fully amortizing term loan with a four-year maturity and an $80 million revolving credit facility with a three-year term. As our amended and restated credit agreement will contain, in part, a $40 million term loan with a four year fully amortizing balance, $10 million of the new debt will be due within one year and was classified as current. We also anticipate paying debt issuance costs of approximately $1 million upon completion of the credit agreement amendment, and have included this as a pro forma increase to Other Assets, net and to Long-term debt. In the pro forma adjustments, we also reclassified VFS’s income taxes receivable as an offset to our income taxes payable. Included in the estimated total purchase price is the accumulated dividend of approximately $2.5 million we anticipate being paid on VFS’s series A-2 preferred stock immediately preceding the acquisition. VFS’s accumulated dividends are not recorded as liabilities or as a reduction of equity until declared by its board of directors.
We expect the total acquisition purchase price to be approximately $109.5 million at the anticipated closing date of July 15, 2008. For purposes of preparing the pro forma unaudited balance sheet as of March 31, 2008, we assumed the acquisition was completed March 31, 2008. The assumed purchase price at that date is less than the assumed purchase price at July 15, 2008 due to VFS’s activities between the two dates.

At March 31, 2008, the unaudited pro forma purchase price allocation of non-cash assets and liabilities acquired, which is preliminary and subject to change, was as follows based on the estimated fair values of each item:

	As of March 31, 2008	Estimated Useful
	($000’s)	Life (years)

Current assets:
Pawn loans	$15,046
Pawn service charges receivable, net	2,941
Inventory, net	12,360
Deferred tax asset, net	4,141
Federal income taxes receivable	11
Prepaid expenses and other assets	1,631

Total current assets	36,130

Property and equipment, net	7,802
Deferred tax asset, non-current	3,676
Goodwill	58,896
Trademarks and trade names	4,060	Indefinite
Favorable lease asset	1,800	10
Other assets, net	322

Total assets	$112,686

Current liabilities:
Accounts payable and other accrued expenses	$6,109
Customer layaway deposits	842

Total current liabilities	6,951

Interest rate swap liability	800
Deferred gains and other long-term liabilities	357

Total liabilities	$8,108

Total purchase price	$104,578

Note B: Operations Expense
In our preliminary estimate of the fair value of VFS’s net assets to include in the purchase price allocation, we identified a number of VFS’s store leases that appear to be at favorable rates compared to current market rates. As a result, we anticipate recording a $1.8 million favorable lease asset, which must be amortized to rent expense over the terms of the related leases. For purposes of these pro forma financial statements, we assumed the amortization period will average ten years. The pro forma increase to Operations expense is due to the estimated amortization of this favorable lease asset. Our estimate of the fair value of the favorable lease asset is preliminary and subject to change as we complete our valuation of the assets to be acquired. Any change in the estimated fair value of this asset upon final valuation will likely result in an offsetting change to the amount of the purchase price allocated to goodwill, and an increase or decrease in the expected amortization of the favorable lease asset.
Note C: Administrative Expense
The pro forma $1.5 million reduction of Administrative expense in the six month period ended March 31, 2008 removes the success fee VFS paid to its directors and officers upon reaching an agreement to be acquired by us.
Included in VFS’s historical results for this same period but excluded as a pro forma adjustment is VFS’s $1.3 million write-off of costs related to abandoning its initial public offering upon entering discussions with us. While this is a unique item we do not expect to recur, we did not remove it in a pro forma adjustment as VFS’s abandonment of its IPO attempt might have occurred even if we had not reached an agreement on the acquisition.
In the year ended September 30, 2007, VFS forgave a note receivable from an officer and made significant vested stock grants to several officers. These resulted in a $7.9 million charge to VFS’s Administrative expense in the period. We have made no pro forma adjustment related to these charges.
While we expect to gain efficiencies and leverage from combining VFS’s administrative functions with ours and reducing duplication of overhead expenses, we have not yet determined the precise changes to be made. Accordingly, we have included in our pro forma adjustments no reduction in administrative expense that may be realized once we determine how best to integrate VFS’s administrative functions with ours.
Note D: Interest Expense
The pro forma adjustment to interest expense recognizes the estimated incremental interest expense we would have incurred on the debt used to finance the acquisition, the amortization of the assumed debt issuance costs related to the new credit agreement, the removal of interest expense related to VFS’s debt that will be retired in the transaction, and the loss of interest income on our cash assumed to be used in the transaction. For purposes of estimating the pro forma interest expense, we applied an interest rate of 4.23%, comprised of the current 1-month LIBOR market rate plus the 1.75% current applicable interest rate spread, as specified in the amended credit agreement we expect to complete to finance a portion of the acquisition.
Note E: Income Tax Expense
The pro forma adjustment to income tax expense recognizes the change in income tax expense we would have incurred in each period, using our effective tax rate in each applicable period and the net increase or decrease in pre-tax income resulting from the pro forma adjustments described in Notes B, C, and D above.
Note F: Weighted Average Shares Outstanding
The pro forma adjustment to the weighted average shares outstanding increases both basic and diluted weighted average shares outstanding to recognize the 1,625,015 shares to be issued to current VFS shareholders as part of the consideration for the acquisition.
Note G: Composition of Sales and Cost of Goods Sold
Sales and cost of goods sold, as presented on the accompanying pro forma statements of operations, include amounts related to merchandise sales in the companies’ stores as well as jewelry scrapping sales to gold refiners and diamond purchasers. In the periods presented, unaudited sales and cost of goods sold were comprised of the following:

	Year ended	Six months ended	Six months ended
	September 30, 2007	March 31, 2008	March 31, 2007
	(in thousands)
EZCORP, Inc. and Subsidiaries:
Sales revenue:
Merchandise sales	$141,094	$85,174	$77,386
Jewelry scrapping sales	$51,893	$31,663	$21,626

Total sales	$192,987	$116,837	$99,012

Cost of goods sold:
Merchandise sales	$83,501	$51,416	$46,158
Jewelry scrapping sales	$34,506	$18,856	$14,039

Total sales	$118,007	$70,272	$60,197

Value Financial Services, Inc.:
Sales revenue:
Merchandise sales	$50,799	$28,534	$27,522
Jewelry scrapping sales	$21,228	$17,863	$9,737

Total sales	$72,027	$46,397	$37,259

Cost of goods sold:
Merchandise sales	$32,212	$18,274	$17,645
Jewelry scrapping sales	$13,517	$9,926	$6,119

Total sales	$45,729	$28,200	$23,764

EZCORP, INC.
1,625,015 SHARES OF CLASS A NON-VOTING COMMON STOCK
June 23, 2008

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14 Other Expenses of Issuance and Distribution
The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, all of which will be paid by EZCORP:

Item	Amount (1)

SEC registration fee	$868
Legal fees and expenses	75,000
Miscellaneous expenses	25,000

Total:	$100,868

(1)	All items other than SEC registration fee are estimates.
Item 15 Indemnification of Directors and Officers
Our Restated Certificate of Incorporation provides that no director will be personally liable to EZCORP or any of its stockholders for monetary damages arising from the director’s breach of a fiduciary duty as a director, with certain limited exceptions.
Pursuant to the provisions of Section 145 of the Delaware General Corporation Law, every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in the defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication unless the court, in its discretion, believes that in the light of all the circumstances indemnification should apply.
To the extent any of the persons referred to in the two immediately preceding paragraphs is successful in the defense of the actions referred to therein, such person is entitled, pursuant to Section 145, to indemnification as described above.

Our Restated Certificate of Incorporation and Amended and Restated Bylaws specifically provide for indemnification of officers and directors to the fullest extent permitted by the Delaware General Corporation Law.
Item 16 Exhibits and Financial Statements
See the Exhibit Index which is incorporated herein by reference.
Item 17 Undertakings
The undersigned registrant hereby undertakes:
     (a) to file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:
          (1) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933.
          (2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set for the in the “Calculation of Registration Fee” table in the effective registration statement.
          (3) to include any additional material information on the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1), (a)(2) and (a)(3) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by EZCORP pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.
     (b) that, for the purpose of determining any liability under the Securities Act of 1933, EZCORP will treat each post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of the securities at that time to be the initial bona fide offering thereof.

     (c) to remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.
     (d) for the purposes of determining any liability under the Securities Act of 1933, each filing of EZCORP’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of EZCORP pursuant to the foregoing provisions of this registration statement, or otherwise, EZCORP has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by EZCORP of expenses incurred or paid by a director, officer or controlling person of EZCORP in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, EZCORP will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dan N. Tonissen or Joseph L. Rotunda, or either of them, as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, EZCORP, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin, State of Texas, on June 23, 2008.

EZCORP, INC.
/s/ Joseph L. Rotunda
Joseph L. Rotunda
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities and on the dates indicated.

Date: June 23, 2008	/s/ Sterling B. Brinkley
Sterling B. Brinkley, Chairman of the Board and
Director

Date: June 23, 2008	/s/ Joseph L. Rotunda
Joseph L. Rotunda, Chief Executive Officer, President
(Principal Executive Officer) and Director

Date: June 23, 2008	/s/ Dan N. Tonissen
Dan N. Tonissen, Senior Vice President, Chief
Financial Officer, Assistant Secretary (Principal Financial and Accounting Officer) and Director

Date: June 23, 2008	/s/ Thomas C. Roberts
Thomas C. Roberts, Director

Date: June 23, 2008	/s/ Gary Matzner
Gary Matzner, Director

Date: June 23, 2008	/s/ Richard M. Edwards
Richard M. Edwards, Director

Date: June 23, 2008	/s/ Richard D. Sage
Richard D. Sage, Director

EXHIBIT INDEX

Exhibit	Description

2.1	Merger Agreement dated June 5, 2008, by and between EZCORP, Inc., a Delaware corporation, Value Merger Sub, Inc., a Florida corporation, and Value Financial Services, Inc., a Florida corporation, incorporated by reference to Exhibit 10.2 of EZCORP’s 8-K filed June 5, 2008 (File No. 33-41317).

3.1	Amended and Restated Certificate of Incorporation of EZCORP, incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 effective August 23, 1991 (File No. 33-41317).

3.1A	Certificate of Amendment to the Certificate of Incorporation of EZCORP, incorporated by reference to Exhibit 3.1A to the Registration Statement on Form S-1 effective July 15, 1996 (File No. 33-41317).

3.1B	Amended Certificate of Incorporation of EZCORP, incorporated by reference to Exhibit 3.1B to EZCORP’s Annual Report on Form 10-K for the year ended September 30, 2006 (File No. 0-19424).

3.2	Bylaws of EZCORP, incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 effective August 23, 1991 (File No. 33-41317).

3.3	Amendment to the Bylaws, incorporated by reference to Exhibit 3.3 to EZCORP’s Quarterly Report on Form 10-W for the quarter ended June 30, 1994 (File No. 000-19424).

3.4	Amendment to the Certificate of Incorporation of EZCORP, incorporated by to Exhibit 3.4 to EZCORP’s Annual Report on Form 10-K for the year ended September 30, 1994 (File No. 000-19424).

3.5	Amendment to the Certificate of Incorporation of EZCORP, incorporated by reference to Exhibit 3.5 to EZCORP’s Annual Report on Form 10-K for the year ended September 30, 1997 (File No. 000-19424).

3.6	Amendment to the Certificate of Incorporation of EZCORP, incorporated by reference to Exhibit 3.6 to EZCORP’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 000-19424).

4.1	The description of EZCORP’s Common Stock and Common Stock Rights as set forth in EZCORP’s Form 8-A Registration Statement filed with the Commission on July 24, 1991, including any amendment or report filed for the purpose of updating such description.

Exhibit	Description

4.2	Specimen of Class A Non-voting Common Stock certificate of the Company, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 effective August 23, 1991 (File No. 33-41317).

5.1*	Opinion of Strasburger & Price, L.L.P., as to the validity of the shares being offered.

10.1**	Fifth Amended and Restated Credit Agreement among EZCORP, Inc., Wells Fargo Bank, N.A., and other financial institutions, dated June ___, 2008.

23.1*	Consent of BDO Seidman, LLP.

23.2*	Consent of McGladrey & Pullen, LLP.

23.3*	Consent of Tedder, James, Worden, & Associates, P.A.

23.4*	Consent of Strasburger & Price, L.L.P. (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*	Filed with this Form S-3.

**	To be filed by amendment.